SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

PLETESHKOVSKY PEREULOK 3/2
107005 MOSCOW, RUSSIA

TEL: 7 (501) 940-2304
FAX: 7 (501) 940-2511

FILE NO. 82-4740

June 20, 2002

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: JSC Electrosvyaz (Rostov Region) - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the exemption of JSC Electrosvyaz (Rostov Region) pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of:

(i) notice to the shareholders;

(ii) opinion of auditors;

dlw 6/24

(iii) conclusion of the Audit Commission with regard to the audits of the financial and business operations of the company;

(iv) nominee members of the Board of Directors and the Audit Commission;

(v) restated version of the charter;

(vi) restated version of the regulations of the Board of Directors;

(vii) restated version of the procedures of the General Meeting of Shareholders;

(viii) restated version of the regulations of the Management Board; and

(ix) draft resolutions of the General Meeting of Shareholders.

These documents are being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at (7-501) 797 4600 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Alexei Kiyashko /KEKI

Alexei Kiyashko

Enclosure

cc: S. Wrottesley
JP Morgan

A. Litvinov
JSC Electrosvyaz (Rostov Region)

File No. 82-4740

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

Open Joint Stock Company
Electrical Communication of Rostov Region

Location:
47 Bratsky Pereulok, Rostov-on-Don, Russia

Dear Shareholder,

Please be notified that at 10:00 a.m. on June 18, 2002, Open Joint Stock Company Electrical Communication of Rostov Region will hold its annual general meeting of shareholders in the form of joint presence of shareholders at 47, Bratsky Pereulok, Rostov-on-Don, Russia.

Registration of shareholders will take place on June 18, 2002, starting from 8:00 a.m. at 47, Bratsky Pereulok, Rostov-on-Don, Russia.

Agenda of the Annual General Meeting of Shareholders:

1. Approval of the annual report, the annual financial statements, including the profit and loss statement (the profit and loss account) of the Company and the distribution of profit and losses on the basis of the results in the year for which the report is made (2001).

2. Determination of the amount, form and time of payment of the annual dividends for 2001 payable on each category of shares.

3. Election of the Board of Directors of the Company.

4. Election of the Audit Commission of the Company.

5. Approval of the restated Charter of the Company.

6. Approval of the restated Regulations of the Board of Directors of the Company.

7. Approval of the restated Regulations of the Procedures of the General Meeting of Shareholders (the Rules) of the Company.

8. Approval of the restated Regulations of the Management Board of the Company.

9. Approval of the auditor of the Company for 2002.

The list of persons entitled to participate in the annual general meeting of shareholders was made on the basis of the register of shareholders as of April 30, 2002.

Materials on the items on the agenda of the annual general meeting of shareholders are available for review at: 47, Bratsky Pereulok, Rostov-on-Don (the Securities Department) or at the offices of local branches of the Joint Stock Company and on the Company's Internet site at: http:/www.donpac.ru.

Each shareholder (or representative of a shareholder) has the right to vote ahead of schedule by mailing duly completed voting ballots to the Securities Department of JSC RostovTelecom at 47, Bratsky Pereulok, 344082 Rostov-on-Don. Those ballots which will have been received by the Company not later than two days prior to the date of the annual general meeting of shareholders (through June 15, 2001, inclusively) will be counted in the quorum and the results of voting.

For the registration and participation in the annual general meeting of shareholders, each shareholder (proxy or representative) shall bear:

- each individual shareholder: the passport; each proxy: the passport and a power-of-attorney issued pursuant to Section 185.4 of the Civil Code of the Russian Federation or notarised;
- each representative of a corporate shareholder: the passport and a power-of-attorney issued pursuant to Section 185.5 of the Civil Code of the Russian Federation or notarised;
- in the event the chief executive officer of a corporate shareholder participates in the annual general meeting of shareholders, such officer shall bear, instead of a power-of-attorney, the passport and a confirmation of his or her position.

Contact telephone No.: (8632) 44 22 20

The Board of Directors

Published in *Rossiyskaya Gazeta* on May 18, 2002

02 JUN 21 AM 11:21

FILE NO. 82-4740

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

OPINION OF AUDITORS

Limited Liability Company ACCOUNTING AND CONSULTING FIRM "TOP-AUDIT" carried out the audit of the financial statements of **Open Joint Stock Company ELECTRICAL COMMUNICATION of Rostov Region** for the year ended December 31, 2001.

The official name of the accounting company is: OOO ACCOUNTING AND CONSULTING FIRM "TOP-AUDIT".

Individual Taxpayer No.: 7733059640.

Legal address: 73 Volokolamskoye Shosse, 123424 Moscow.

Mail address: Building 1, 43 Ulitsa Pokrovka, 105062 Moscow.

Telephone: (095) 916-0911, facsimile (095) 917 8789.

License No. 000931 to engage in the auditor's activities in general audit was issued on July 22, 1999, pursuant to Order No. 193 of the Ministry of Finance of the Russian Federation.

The license is valid till July 22, 2002.

State Registration Certificate No. 125.380 was issued on May 25, 1998 by the Moscow Registration Chamber.

OOO ACCOUNTING AND CONSULTING FIRM "TOP-AUDIT" has settlement account No. 40702810900000000213 with AKB SDM-BANK in Moscow, BIK 044583685, correspondent account 30101810600000000685.

The audit was carried out by the following auditors:

Olga P. Makarova	Viktor Ye. Panin
Yelena A. Lunyakina	Lyudmila F. Avayeva
Olga V. Krivosheyeva	Olga N. Kukharenko

OPINION

Of Limited Liability Company
Accounting And Consulting Firm Top-Audit
Addressed To The Shareholders Of
JSC Electrical Communication Of Rostov Region
With Regard To The Financial Statements
Of JSC Electrical Communication Of Rostov Region
For The Year Ended December 31, 2001

1. We have audited the accompanying financial statements of Open Joint Stock Company Electrical Communication of Rostov Region ("JSC RostovTelecom") for the year ended December 31, 2001. These financial statements were prepared by the executive body of JSC RostovTelecom pursuant to Law of the Russian Federation No. 129-FZ, dated November 21, 1996, "On Accounting", the Regulations of the Accounting and Financial Statements in the Russian Federation, approved by Order of the Ministry of Finance of the Russian Federation No. 34n, dated July 29, 1998, the Regulations of the Accounting "Corporate Financial Statements" ("CFS 4/99"), approved by Order of the Ministry of Finance of the Russian Federation No. 43n, dated July 6, 1999, Order of the Ministry of Finance of the Russian Federation No. 4n, dated January 13, 2000, "On the Forms of Corporate Financial Statements", Order of the Ministry of Finance of the Russian Federation No. 60n, dated June28, 2000, "On the Methods Recommended with Regard to the Procedures of Establishing Corporate Accounting Indicators", the Plan of Accounts for the Accounting of Corporate Financial and Business Operations and the Instructions on the application thereof approved by Order of the Ministry of Finance of the Russian Federation No. 173, dated December 28, 1994, other regulations applicable as of December 31, 2001 and Order No. 109 on the accounting policy for 2001 approved by the manager of JSC RostovTelecom on December 28, 2000.

2. These financial statements are the responsibility of the executive body of JSC RostovTelecom. Our responsibility is to express an opinion on reliability, in all material respects, of these financial statements based on our audits.

3. We conducted our audits in accordance with Federal Law No. 119-FZ, dated August 7, 2001, "On the Auditor's Activities" (as restated as of December 14, 2001), standards of auditor's activities properly approved by the Commission on Auditor's Activities under the President of the Russian Federation and internal audit standards.

We planned and performed the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We believe our audits provide a reasonable basis for our opinion on reliability of these financial statements.

4. In our opinion, the financial statements attached hereto are reliable, i.e. are prepared to present fairly, in all material respects, the assets and liabilities of the Company as of December 31, 2001, and financial results of its operations for the year then ended, pursuant to Federal Law No. 129-FZ, dated November 21, 1996, "On Accounting", the Regulations of the Accounting and Financial Statements in the Russian Federation, approved by Order of the Ministry of Finance of the Russian Federation No. 34n, dated July 29, 1998, the Regulations of the Accounting "Corporate Financial Statements" ("CFS 4/99"), approved by Order of the Ministry of Finance of the Russian Federation No. 43n, dated July 6, 1999, Order of the Ministry of Finance of the Russian Federation No. 4n, dated January 13, 2000, "On the Forms of Corporate Financial Statements", Order of the Ministry of Finance of the Russian Federation No. 60n, dated June 28, 2000, "On the Methods Recommended with Regard to the Procedures of Establishing Corporate Accounting Indicators", the Plan of Accounts for the Accounting of Corporate Financial and Business Operations and the Instructions on the application thereof approved by Order of the Ministry of Finance of the Russian Federation No. 173, dated December 28, 1994, other regulations applicable as of December 31, 2001 and Order No. 109 on the accounting policy for 2001 approved by the manager of JSC RostovTelecom on December 28, 2000.

Deputy General Director for Audit	E.Z. Shokhor
Auditors of the firm:	O.P. Makarova E.A. Lunyakina O.V. Krivosheeva V.E. Panin L.F. Avayeva O.N. Kukharenko

FILE NO. 82-4740

[TRANSLATION FROM RUSSIAN]

CONCLUSION
Of The Audit Commission
With Regard To The Audits Of The Financial And Business Operations
Of JSC Rostovtelecom

April 5, 2002 Moscow

Pursuant to the Regulations of the Audit Commission of Open Joint Stock Company RostovTelecom, the Audit Commission of JSC RostovTelecom consisting of:

- S.I. Alekhin
- L.A. Sevkova
- T.I. Bystrova

audited the financial and business operations of the Company for the period from January 1, 2001 through December 31, 2001.

The audits were carried out in the period from March 11, 2002 through March 15, 2002.

Open Joint Stock Company Electrical Communication of Rostov Region.

Legal address and location: 47 Bratsky Pereulok, 344082 Rostov-on-Don, Russia.

Date of the state registration and the registration number of the Company: June 29, 1994, Registration No. 1222-RP.

These audits (review) revealed the following:

The audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Audit Commission believes that our audits provide a reasonable basis for our opinion on reliability of these financial statements.

The audits revealed that the financial and business operations of the Company are governed by the rules of the Civil Code of the Russian Federation, the Tax Code of the Russian Federation and other Russian laws.

The financial statements have been prepared pursuant to the requirements of the Regulations of the Accounting and Financial Statements in the

Russian Federation, approved by Order of the Ministry of Finance of the Russian Federation No. 34n, dated July 29, 1998, Order of the Ministry of Finance of the Russian Federation No. 43n, dated July 6, 1999 "On the Approval of the Regulations of the Accounting "Corporate Financial Statements" ("CFS 4/99"), Order of the Ministry of Finance of the Russian Federation No. 60n, dated June 28, 2000, "On the Methods Recommended with Regard to the Procedures of Establishing Corporate Accounting Indicators" (as amended).

The Audit Commission did not reveal any material breach of the established accounting and reporting procedures which could have adversely affected the reliability of these financial statements.

The financial statements of JSC RostovTelecom present fairly, fully and accurately the financial and business processes and results of operations of JSC RostovTelecom required to carry out effective management and supervision and required by investors, suppliers, purchasers, creditors, tax, finance, banking bodies and other interested entities and persons.

Conclusion

In the opinion of the members of the Audit Commission, the financial statements are prepared to present fairly the assets and liabilities of the Company as of January 1, 2002 and financial results of its operations for the year ended December 31, 2001 in accordance with the requirements of the regulations of the Ministry of Finance of the Russian Federation (Order No. 34n, dated July 29, 1998, Order No. 43n, dated July 6, 1999, Order No. 60n, dated June 28, 2000, as amended).

Chairman of the Audit Commission	S.I. Alekhin
Members of the Audit Commission:	L.A. Sevkova
Secretary of the Audit Commission:	T.I. Bystrova

FILE NO. 82-4740

NOMINEE MEMBERS
of the Board of Directors of JSC RostovTelecom

No.	Name of the Nominee	Employment and Position
1	Vadim Ye. Belov	OAO Svyazinvest, Deputy General Director
2	Alla B. Grigorieva	OAO Svyazinvest, Deputy Director and Head of the Corporate Management Department
3	Vladimir L. Gorbachev	OAO The Southern Telecommunications Company, General Director
4	Gennady S. Yegorochkin	JSC RostovTelecom, First Deputy General Director
5	Yelena V. Zabuzova	OAO Svyazinvest, Deputy Director and Head of the Economic and Tariff Policies Department
6	Lyudmila A. Kormilitsyna	Telecommunications Department, Deputy Director
7	Stanislav N. Panchenko	OAO Svyazinvest, Deputy General Director
8	Vladimir N. Romashkin	JSC RostovTelecom, Deputy Head of the Rostov Telecommunications Technical Center
9	Anna M. Sadokhina	OAO The Southern Telecommunications Company, First Deputy General Director
10	Valery V. Ukhov	JSC RostovTelecom, General Director

NOMINEE MEMBERS
of the Audit Commission of JSC RostovTelecom

1. Sergey I. Alekhin, OAO Svyazinvest, Chief Specialist of the Internal Audit and Economic Analysis Department

2. Larisa V. Tareyeva, OAO Svyazinvest, Leading Specialist of the Corporate Funding and Direct Investments Department

3. Lyudmila I. Turchina, JSC RostovTelecom, Head of the Internal Audit Department

FILE NO. 82-4740

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

REGISTERED:

Resolution No. 1222-RP,
dated June 29, 1994
of the Registration Chamber
of the Rostov-on-Don
City Administration

The restated version was registered
by the Registration Chamber of the
Rostov-on-Don City Administration
under No. 496 IRP on July 2, 1996

The restated version was registered
by the Registration Chamber of the
Rostov-on-Don City Administration
under No. 3248-RP-i on June 30, 1999

The restated version was registered
by the Registration Chamber of the
Rostov-on-Don City Administration
under No. _____ on ________ 2002
Chairman of the Registration Chamber
N.A. Gaponenko

THE RESTATED VERSION WAS
APPROVED:
at the General Meeting
of Shareholders
of Open Joint Stock Company
"Electrical Communication"
of Rostov Region
Minutes No. 8, dated June 18, 2002

Chairman of the General Meeting
____________V.V. Ukhov
Secretary of the General Meeting
____________ V.N. Golovchenko

CHARTER

OF OPEN JOINT STOCK COMPANY "ELECTRICAL COMMUNICATION" OF ROSTOV REGION

(restated version No. 4)

Rostov-on-Don, 2002

ARTICLE 1
General

Open Joint Stock Company "Electrical Communication" of Rostov Region (hereinafter referred to as the "Company") was established by Resolution No. 3351/9 of the Property Management Committee of the Rostov Region, dated June 29, 1994, adopted pursuant to Decree of the President of the Russian Federation No. 721, dated July 1, 1992, "On Organizational Measures with Regard to Transformation of State-Owned Enterprises and Voluntary Amalgamations of State-Owned Enterprises into Joint Stock Companies", and Resolution of the Government of the Russian Federation No. 1003, dated December 22, 1992 "On The Privatization of Communications Enterprises". The Company is a legal successor of Rossvyazinform, a state-owned communications and information enterprise, with regard to the rights and obligations held by Rossvyazinform as of the date of transformation of the enterprise.

ARTICLE 2
Name And Seat Of The Company

2.1 The full official name of the Company in Russian shall be: Открытое акционерное общество "Электросвязь" Ростовской области;

2.2 The abbreviated official name of the Company shall be: ОАО "Ростовэлектросвязь";

2.3 The full official name of the Company in English shall be: Open Joint Stock Company "Electrical Communication" of Rostov Region.

2.4 The abbreviated official name of the Company in English shall be: JSC RostovTelecom.

2.5 The seat of the Company shall be at: 47 Bratsky Pereulok, Rostov-on-Don.

2.6 The mail address of the Company shall be: 47 Bratsky Pereulok, 344082 Rostov-on-Don.

ARTICLE 3
Legal Status Of The Company

3.1 The type of the Company shall be: open joint stock company. The Company shall be established for an unlimited period of operation.

The legal status of the Company, the procedures of reorganization and liquidation thereof and the rights and obligations of shareholders of the Company shall be as provided for in the Civil Code of the Russian Federation, the Federal Law "On Joint Stock Companies", other Federal Laws, other laws and regulations of the Russian Federation adopted by respective governmental bodies to the extent of the authority thereof, and this Charter.

In the event the norms of applicable laws and regulations of the Russian Federation are subsequently amended, this Charter shall apply save to the extent inconsistent with the imperative norms thereof.

With regard to any matter not addressed to herein, the Company shall be governed by the applicable laws of the Russian Federation and other regulations adopted to the extent of the authority of respective governmental authorities.

3.2 The Company shall be a legal entity and shall own separate assets recorded in its independent balance sheet. The Company may in its own name acquire and exercise property and personal non-property rights, have obligations and act as a plaintiff or defendant in court.

The Company shall have a round seal bearing its full official name in Russian and a reference to its location, and other seals bearing legends determined in accordance with the established procedure, stamps and letterheads with the name of the Company, a trade mark (the description of the trade mark shall be reflected in the Regulations of the Trade Mark to be approved by the Board of Directors), may have a logo, a brand registered in accordance with the established procedure, and other means of visual identification.

Each branches or any other structural unit of the Company shall be permitted to have a round seal bearing the full names of the Company and the respective branch or structural unit in Russian and a reference to the place of registration of the Company, and other seals bearing legends determined in accordance with the established procedure, a respective stamp and a letterhead manufactured in the unified firm style, and the Regulations of such branch or structural unit shall contain a reference to such round seal.

The Company may open bank accounts in the Russian Federation and abroad in accordance with the established procedure.

3.3 The Company shall be liable for its obligations to the extent of the assets and property rights it owns which may be forfeited pursuant to the laws of the Russian Federation. Shareholders shall not be liable for the obligations of the Company and shall run the risk of damage related to its activities to the extent of the shares they hold. Those shareholders who have failed to pay for their shares

in full shall be jointly and severally liable for the obligations of the Company to the extent of the unpaid portion of the shares they own.

3.4 The Company shall not be liable for the obligations of the Government and the Company's shareholders, and the Government shall not be liable for the obligations of the Company.

3.5 In implementing the governmental, social, economical and tax policies, the Company shall be liable for the safekeeping of documents (managerial, financial and business, relating to the personnel, etc.), shall ensure that documents of scientific and historical importance are delivered for storage to governmental archives and shall keep and use documents relating to the personnel and personal data of employees of the Company in accordance with the established procedures.

ARTICLE 4
Objectives And Business Of The Company

4.1 The objective of the Company shall be to gain profits.

4.2 The Company's main activities shall be:

- to ensure continuous and efficient operation of long-distance, city and rural telephone communications and wire broadcasting equipment in the territory of the Rostov Region;

- to render services of local and zonal telephone communications, documentary telecommunications, including those belonging to the services of public telegraphic communications (transfer of all types of cables, receipt of newspaper pages, domestic and international subscriber telegraph/telex, etc.) and wireless communications, paging, radio modem communications;

- to establish a telecommunications network to ensure the transmission of various kinds of information (vocal, data, etc.) in the territory of the Rostov Region;

- to lease out communications channels and physical circuits, including broadcasting channels;

- to produce and broadcast TV- and radio programs through fixed (cable) and air TV and radio broadcasting networks;

- to render services related to broadcasting TV and radio programs through fixed (cable) and air TV and radio broadcasting networks;

- to upgrade and develop the material and technical basis of TV and radio broadcasting, the TV and radio signal distribution network;

- editorial activities in mass media;

- to establish the telematics service ("Teletex", "Videotex", "Telefax", etc.") on the basis of digital transfer and communications systems;

- to ensure that the communications equipment is ready for mobilization in case of emergency;

- to develop designing estimates for construction, overhaul and reconstruction of communications structures according to the established procedure;

- to construct and to put into operation communications objects, to supervise the quality of construction and assembly works;

- to ensure the performance of state and inter-sectional programs and plans with regard to the informatization of Russia to the extent of the establishment and development of data processing and transfer systems;

- to establish direct foreign economic connections including export and import transactions;

- to provide information servicing and advertising;

- to arrange and to hold exhibitions, trade fairs, fairs, auctions, tenders in the Russian Federation and abroad, including in foreign countries;

- to transport goods using the Company's own vehicles;

- to render the services of warehouse facilities;

- to render various services, including the assistance in obtaining visas for Russian and foreign companies and individuals;

- to arrange business meetings in the Russian Federation and abroad, including foreign countries, for Russian and foreign citizens;

- to assist in the preparation of legal, business and other documents, in holding negotiations and concluding contracts with Russian and foreign counterparties;

- to engage in publishing and printing, to arrange publishing of reference books, booklets, manuals, promotion materials and other publications;

- to organize professional training and refresher courses for communications personnel, to arrange and to hold conferences, seminars, symposia, business meetings in the Russian Federation and abroad, including foreign countries;

- to purchase and to sell residential and office buildings, premises, structures and land plots;

- to engage in topographic, geodesic and cartographic works;

- to sell subscriber units, including terminals for radio access, cellular communications, various networks, to sell software, communications equipment and other goods;

- to perform day-to-day and technical operation of the telegraph network in the North Caucasus zone of the Russian Federation;

- electronic mail;

- to organize the protection of information which constitutes state secrets, communications secret or any other secret protected by law.

4.3 The Company shall have general legal capacity, civil rights and obligations required to engage in any business not prohibited by federal laws.

The Company may carry out certain activities specified in federal laws only on the basis of special permits (licenses).

ARTICLE 5
Branches and Representative Offices of the Company

5.1 The Company may establish branches and open representative offices in the Russian Federation in accordance with the established procedure. Branches and representative offices shall not be legal entities.

5.2 The Company shall have the following branches:

5.2.1 The Bataysk Telephone Terminal located at 3 Ulitsa Imeni Krupskoy, Bataysk, the Rostov Region.

5.2.2 The Veshenskaya Telephone Terminal located at 81 Ulitsa Lenina, Veshenskaya, the Rostov Region.

5.2.3 The Volgodonsk Telephone Terminal located at 60 Ulitsa Lenina, Volgodonsk, the Rostov Region.

5.2.4 The Zernograd Telephone Terminal located at 34 Ulitsa Lenina, Zernograd, the Rostov Region.

5.2.5 The Zimovniki Telephone Terminal located at 108 Ulitsa Lenina, Zimovniki, the Rostov Region.

5.2.6 The Kamensk-Shakhtinskiy Telephone Terminal located at 128 Ulitsa Voroshilova, Kamensk-Shakhtinskiy, the Rostov Region.

5.2.7 The Millerovo Telephone Terminal located at 46 Ulitsa III Internatsionala, Millerovo, the Rostov Region.

5.2.8 The Morozovsk Telephone Terminal located at 159 Ulitsa Lenina, Morozovsk, the Rostov Region.

5.2.9 The Novocherkassk Telephone Terminal located at 25 Baklanovsky Pr., Novocherkassk, the Rostov Region.

5.2.10 The Salsk Telephone Terminal located at 4 Ulitsa Pushkina, Salsk, the Rostov Region.

5.2.11 The Semikarakorsk Telephone Terminal located at 10 Sovetskiy Pereulok, Semikarakorsk, the Rostov Region.

5.2.12 The Taganrog Telephone Terminal located at 243 Kuznechnaya Ulitsa, Taganrog, the Rostov Region.

5.2.13 The Shakhty Telephone Terminal located at 102 Ulitsa Shevchenko, Shakhty, the Rostov Region.

5.2.14 The Repair and Construction Department located at 36a Temernitskaya Ulitsa, Shakhty, the Rostov Region.

5.2.15 Cash and Service Center located at 46 Prospekt Semashko, Rostov-on-Don.

5.3 The branches of the Company shall act pursuant to applicable Regulations approved by the Board of Directors. The Board of Directors shall adopt a resolution on the establishment of each branch or opening each representative office and the liquidation thereof.

The head of each branch shall be appointed and terminated by the General Director and shall act on behalf of the Company on the basis of a power-of-attorney.

ARTICLE 6
Charter Capital Of The Company. Outstanding and Declared Shares

6.1 The charter capital of the Company shall be 965,902,560,000 Rubles.

6.2 The charter capital of the Company shall consist of the nominal value of the shares issued in the book entry form and purchased by shareholders, including:

6.2.1 72,442,700 common registered shares. The nominal value of each common share shall be equal to 10 Rubles.

6.2.2 24,147,556 preferred shares. The nominal value of each preferred share shall be equal to 10 Rubles.

6.3 The Company may place 17,452,800 common registered shares issued in a book-entry form in addition to the outstanding common shares (declared shares). The nominal value of each declared common share shall be equal to 10 Rubles.

The Company may place 4,150,944 preferred registered shares issued in a book-entry form in addition to the outstanding preferred shares (declared shares). The nominal value of each declared preferred share shall be equal to 10 Rubles.

6.4 The declared shares provided for in Section 6.3 hereof, if placed, shall have all the rights established in Articles 7 and 8 hereof, as applicable,for each category of shares of the Company.

6.5 The Company may increase its charter capital pursuant to the applicable laws of the Russian Federation and this Charter as follows:

6.5.1 through an increase in the nominal value of shares of the Company;

6.5.2 through open or closed subscription to additional shares.

6.6 In the event the charter capital of the Company is increased through open or closed subscription to additional shares, the offered shares may be paid for, on the basis of the resolution to offer such shares, in cash, securities or any other property or property rights with monetary evaluation.

6.7 An increase in the charter capital of the Company through an increase in the nominal value of shares shall be carried out on the basis of a resolution adopted at a general meeting of shareholders by a majority of votes of all holders of voting shares present at such meeting.

6.8 An increase in the charter capital of the Company through closed subscription to additional shares or increase in the charter capital of the Company through open subscription to additional shares shall be carried out, in the event the number of additional shares to be placed through open subscription exceeds 25% of outstanding shares of the Company, on the basis of a resolution adopted at a general meeting of shareholders by a three quarters majority of votes of all holders of voting shares present at such meeting.

6.9 An increase in the charter capital of the Company through open subscription to additional shares shall be carried out on the basis of a resolution of the Board of Directors of the Company adopted unanimously by all members of the Board of Directors of the Company (vacancies excluded) in the event the number of additional shares is equal to or less than 25% of outstanding shares of the Company.

6.10 An increase in the charter capital of the Company through offering additional shares to the extent of the assets of the Company shall be carried out on the basis of a resolution of the Board of Directors of the Company adopted unanimously by all members of the Board of Directors of the Company (vacancies excluded).

6.11 The Company may decrease its charter capital pursuant to applicable laws of the Russian Federation and this Charter as follows:

6.11.1 through an decrease in the nominal value of outstanding shares of the Company;

6.11.2 through purchase of a portion of shares for the purposes of decreasing the total number of shares;

6.11.3 through canceling the outstanding shares which have been purchased by the Company according to a resolution of the Board of Directors and have not been sold by the Company in a one year period since the purchase thereof by the Company;

6.11.4 through redemption of shares re-purchased by the Company.

6.12 The decrease in the charter capital of the Company as provided for in Section 6.11 hereof shall be carried out on the basis of a resolution adopted at the

general meeting of shareholders by a majority of votes of all holders of voting shares present at such meeting.

6.13 In the event the charter capital of the Company is decreased by a method provided for in Section 6.11.3 or Section 6.11.4 hereof, the General Meeting of Shareholders shall, in addition to the resolution to decrease the charter capital of the Company, adopt a resolution to amend the Charter of the Company accordingly. Such resolution shall be adopted by a three quarters majority of votes of all holders of voting shares present at such meeting.

6.14 The Company may not decrease its charter capital in the event it results in the charter capital decreasing down to less than 1000 minimum wages provided for in the federal law applicable as of the date when the Company files documents required for the state registration of respective amendments to the Charter of the Company or as of the date of state registration of the Company in the event the Company is obligated to decrease its charter capital pursuant to applicable laws of the Russian Federation.

6.15 In the event the value of net assets of the Company, as of the end of the second and each subsequent financial year in accordance with the annual balance sheet submitted for the approval of shareholders of the Company or in accordance with the results of an audit, becomes less than the charter capital of the Company, the Company shall decrease its charter capital so that it does not exceed its net assets.

ARTICLE 7
Rights And Obligations Of Holders Of Common Shares Of The Company

7.1 Each registered common share in the Company shall grant equal rights to each holder thereof.

7.2 Each holder of common shares of the Company shall have the right:

7.2.1 to participate in General Meetings of shareholders pursuant to applicable laws of the Russian Federation;

7.2.2 to receive dividends pursuant to applicable laws of the Russian Federation and in accordance with this Charter, provided that dividends are declared by the Company;

7.2.3 to receive a portion of the assets of the Company remaining after the liquidation of the Company in proportion with the number of shares held by such shareholder;

7.2.4 to gain access to the documents of the Company provided for in Section 89.1 of the Federal Law "On Joint Stock Companies" pursuant to Article 91 of such Law;

7.2.5 to request that the registrar of the Company confirm the rights of such shareholders with regard to shares by issuing an excerpt from the register of shareholders of the Company;

7.2.6 to obtain from the registrar of the Company information on all entries in the personal account of such shareholder and any other information provided for in legal acts of the Russian Federation establishing the maintenance procedure with regard to the register of shareholders;

7.2.7 to dispose of shares owned by such shareholder without consent of any other shareholder or the Company;

7.2.8 to defend in to court the civil rights of such shareholder in the event of breach thereof, including to claim damage from the Company, as provided for in applicable laws of the Russian Federation;

7.2.9 to request that the Company repurchase all shares owned by such shareholder or any portion thereof in the events and in accordance with the procedure provided for in applicable laws of the Russian Federation;

7.2.10 to sell shares to the Company in the event the Company has adopted a resolution to purchase such shares;

7.2.11 to request that the Company provide an excerpt from the list of persons entitled to participate in any General Meeting of Shareholders containing information on such shareholder.

7.3 Each shareholder owning more than 1% of voting shares of the Company may request that the registrar of the Company provide information on the names of shareholders registered in the register of shareholders and on the number, category and nominal value of shares owned by such shareholder (no addresses of shareholders shall be provided).

7.4 Each shareholder or shareholders owning in the aggregate at least 1% of outstanding common shares of the Company may claim in court damages inflicted on the Company as a result of guilty actions (omission) of any member of the Board of Directors of the Company, the individual executive body of the Company, any member of the collective executive body of the Company and the management entity or the manager.

7.5 Shareholders owning at least 1% of all votes at a general meeting of shareholders may request that the Company provide the list of persons entitled to participate in such meeting; provided that details of identification documents and mail addresses of any shareholder included in such list may be provided only subject to consent of such shareholder.

7.6 Each shareholder (shareholders) owning in the aggregate at least 2% of voting shares of the Company may put their items on the agenda of the annual general meeting of shareholders and nominate members of executive and control bodies of the Company. Such shareholder or shareholders may nominate members of the Board of Directors of the Company in the process of preparation for an extraordinary general meeting of shareholders the agenda of which includes the elections to the Board of Directors of the Company.

7.7 Each shareholder (shareholders) owning in the aggregate at least 10% of voting shares of the Company may request that the Board of Directors convene an extraordinary meeting of shareholders. In the event the Board of Directors of the Company fails to adopt the resolution to convene such extraordinary general meeting of shareholders during the period established in applicable laws of the Russian Federation and this Charter or adopts a resolution to refuse to convene such meeting, such extraordinary meeting may be convened by such shareholders.

7.8 Each shareholder (shareholders) owning in the aggregate at least 10% of voting shares of the Company may at any time request an audit of the financial and business operations of the Company.

7.9 Each shareholder (shareholders) owning in the aggregate at least 25% of voting shares of the Company shall have the right of access to and the right to obtain copies of accounting documents and minutes of meetings of the collective executive body of the Company.

7.10 Each holder of common shares of the Company shall have other rights provided for in applicable laws and regulations of the Russian Federation issued to the extent of the authority of respective governmental bodies and this Charter.

7.11 Each holder of common shares of the Company shall:

- notify the holder of the register of shareholders of the Company of any changes in his or its requisites;

- not disclose confidential information on the operations of the Company.

7.12 In the event a shareholder of the Company intends, either independently or collectively with his or its affiliate(s), purchase 30% or more of outstanding common shares of the Company, such shareholder shall, not more than 90 days and not less than 30 days prior to the date of purchase of such shares, notify the Company in writing of his or its intention to purchase such shares. Folowing the completion of such transaction(s) with regard to the purchase of shares such shareholder shall, within 30 days following the date of purchase, offer that shareholders of the Company sale to him or it common shares of the Company and securities convertible into common shares at market value thereof, but not less than the average weighted value thereof in the six months preceding the date of purchase.

ARTICLE 8
Rights And Obligations Of Holders Of Preferred Shares Of The Company

8.1 Each preferred share in the Company shall grant equal rights to each holder thereof.

8.2 Each holder of preferred shares of the Company shall have the right to an annual fixed dividend, except as provided for herein. The total amount payable as a dividend on each preferred share shall be equal to 10% of the net profit of the Company based on the results of the most recent financial year divided into the number of shares which constitute 25% of the charter capital of the Company; provided that in the event the amount of dividends payable by the Company on each common share in certain year exceeds the amount payable as the dividend on each preferred share, the dividends payable on the latter shall be increased up to the dividends payable on common shares.

8.3 Holders of preferred shares may participate in each general meeting of shareholders with the right to vote on the reorganization or liquidation of the Company and on any amendments or supplements to be made to the Charter of the Company in the event such amendments restrict the rights of such shareholders.

8.4 Holders of preferred shares may participate in each general meeting of shareholders with the right to vote on all items on the agenda in the event a meeting of shareholders has failed to adopt a decision to pay dividends or has adopted a decision to pay partial dividends on preferred shares, regardless of the reason thereof. Such right of holders of preferred shares shall arise as of the date of the meeting following the annual meeting of shareholders which has failed to adopt the decision to pay dividends, and shall terminate as of the date of the first payment of full dividends on such shares.

8.5 Holders of preferred shares shall have the rights provided for in Section 7.2.3, Section 7.2.4, Section 7.2.5, Section 7.2.6, Section 7.2.7, Section 7.2.8, Section 7.2.10 and Section 7.2.11 hereof for holders of common shares of the Company. Such rights shall be granted to holders of preferred shares event in the event such shares may not vote.

8.6 Holders of preferred shares shall have the rights provided for in Section 7.3, Section 7.6, Section 7.7, Section 7.8 and Section 7.9 hereof in those events when preferred shares have the right to vote on all matters within the competence of the general meeting of shareholders of the Company.

8.7 Holders of preferred shares may request that the Company repurchase all shares owned by such shareholder or any portion thereof in the events and in accordance with the procedure provided for in applicable laws of the Russian Federation.

8.8 Each holder of preferred shares owning at least 1% of all votes at a general meeting of shareholders may request that the Company provide the list of persons entitled to participate in such meeting; provided that details of identification documents and mail addresses of any shareholder included in such list may be provided only subject to consent of such shareholder.

8.9 Each holder of preferred shares of the Company shall have other rights provided for in applicable laws and regulations of the Russian Federation and this Charter.

8.10 Each holder of preferred shares of the Company shall:

- notify the holder of the register of shareholders of the Company of any changes in his or its requisites;

- not disclose confidential information on the operations of the Company.

ARTICLE 9
Funds Of The Company

9.1 The Company shall establish a reserve fund by allocating annually at least 5% of the net profit of the Company until such fund equals 5% of the charter capital of the Company.

The reserve fund shall be applied to cover losses of the Company and to redeem bonds and to repurchase shares of the Company in the event the Company has no other funds.

The reserve fund may not be applied for any other purposes.

9.2 The Company shall establish other funds, including the corporatization fund for the employees of the Company, by a resolution of the general meeting of shareholders adopted on the matter provided for in Section 12.2.14 hereof.

The corporatization fund shall be applied only to purchase shares of the Company from shareholders of the Company for the purposes of subsequent placement thereof with employees of the Company.

In the event the shares purchased at the expense of the corporatization fund of the Company are sold to employees of the Company for compensation, the proceeds shall be applied to form such fund.

The procedure of the establishment and application of the fund and the purposes thereof are provided for in the Regulations of the Corporatization Fund approved by the Board of Directors of the Company.

ARTICLE 10
Dividends Of The Company

10.1 The Company may, on an annual basis, adopt a resolution on (to declare) the payment of dividends on its outstanding shares.

Dividends shall be payable out of the net profit of the Company in accordance with the Profit and Loss Statement of the Company based on the results of the year. Dividends on preferred shares may be payable out of specially allocated funds of the Company.

The general meeting of shareholders shall adopt a resolution on the payment of annual dividends, the amount of the annual dividend and the form of payment thereof with regard to each category (type) of shares. Annual dividends may not exceed the amount recommended by the Board of Directors of the Company.

To pay dividends, the Board of Directors of the Company shall make a list of persons entitled to the annual dividends. Such list shall be made on the basis of the register as of the date of the list of persons entitled to participate in such annual general meeting of shareholders.

10.2 Dividends on preferred shares shall be payable within the time limit established in the resolution of the general meeting of shareholders on the payment of the annual dividends of the Company, but not later than 60 days following the date of the resolution on the payment of the annual dividend. In the event the an-

nual General Meeting of Shareholders fails to establish the time limit for the payment of the dividends on preferred shares, the dividends on such shares shall be payable not later than 60 days following the date of the resolution to pay such annual dividends.

The amount of the dividends on the preferred shares is determined in Section 8.2 hereof.

10.3 Dividends on common shares shall be payable within the time limit established in the resolution of the general meeting of shareholders on the payment of the annual dividends of the Company, but not later than the end of the financial year when the resolution on the payment of the annual dividend was adopted. In the event the annual General Meeting of Shareholders fails to establish the time limit for the payment of the dividends on common shares, the dividends on such shares shall be payable not later than the end of the financial year when the resolution on the payment of the annual dividend was adopted.

10.4 The Company may pay its declared dividends both in cash and in other assets in the event the general meeting of shareholders of the Company adopts a resolution to pay dividends in a non-cash form.

The general meeting of shareholder of the Company may resolve to pay dividends in a non-cash form only in accordance with the recommendation of the Board of Directors of the Company which shall set forth the assets of the Company payable as such dividends.

10.5 Resolutions of the Company on the payment of dividends shall be governed by the restrictions provided for in federal laws.

ARTICLE 11
Register Of Shareholders Of The Company. Registrar Of The Company

11.1 The Company shall ensure maintaining and keeping the register of shareholders of the Company as provided for in applicable laws and regulations of the Russian Federation.

11.2 The register of shareholders of the Company shall be maintained by a specialized registrar whose sole business shall be to maintain registers of shareholders and which have statutory license to engage in such activities.

The Company shall approve the registrar and the terms of contract with such registrar or terminate such contract in accordance with a resolution of the Board of Directors of the Company.

11.3 The Company shall not be relieved from liability for maintaining and keeping the register of shareholders. In the event of breach of the civil rights of a shareholder or a nominal shareholder as a result of guilty actions of the registrar, such shareholder or nominal shareholder may claim in court the restoration of such civil rights, including damages, pursuant to applicable laws of the Russian Federation.

11.4 The registrar of the Company shall act as the counting commission of the Company. The registrar of the Company shall verify the authority and register persons participating in the general meeting of shareholders of the Company, determine the quorum at the general meeting of shareholders, clarify any issues arising in connection with the exercise of the right to vote at the general meeting by shareholders or proxies, clarify the voting procedure on the matters put to a vote, ensure the established voting procedure and the rights of shareholders to vote, count votes and sum up the results of voting, make the protocol on the results of voting and file voting ballots with archives.

In performing the functions of the counting commission, the registrar shall be governed by the internal documents of the Company.

ARTICLE 12
General Meeting Of Shareholders

12.1 The General Meeting of Shareholders shall be the supreme governing body of the Company.

12.2 The following matters which belong to the competence of the general meeting of shareholders may not be delegated to the Board of Directors, the General Director or the Management Board of the Company:

1) amendments or supplements to this Charter and approval of a restated version of the Charter (except as provided for in the Federal Law "On Joint Stock Companies") which shall be approved by at least three fourths of all votes of holders of voting shares of the Company participating in the meeting;

2) the reorganization of the Company which shall be approved by at least three fourths of all votes of holders of voting shares of the Company participating in the meeting;

3) the liquidation of the Company, the establishment of the liquidation commission and the approval of the interim and final liquidation balance sheets which shall be approved by at least three fourths of all votes of holders of voting shares of the Company participating in the meeting;

4) election of members of the Board of Directors of the Company by cumulative voting;

5) early termination of members of the Board of Directors which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

6) the appointment and early termination of the individual executive body (the General Director) which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

7) the determination of the number, the nominal value and the category (type) of declared shares of the Company and the rights granted by such shares which shall be approved by at least three fourths of all votes of holders of voting shares of the Company participating in the meeting;

8) the increase in the charter capital of the Company through an increase in the nominal value of shares which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

9) the increase in the charter capital of the Company through open subscription to additional shares in the event the number of additional shares exceeds 25% of outstanding common shares of the Company, which shall be approved by at least three fourths of all votes of holders of voting shares of the Company participating in the meeting;

10) the increase in the charter capital of the Company through closed subscription to additional shares which shall be approved by at least three fourths of all votes of holders of voting shares of the Company participating in the meeting;

11) the decrease in the charter capital of the Company through

- decrease in the nominal value of shares;

- cancellation of the outstanding shares which have been purchased by the Company according to a resolution of the Board of Directors and have not been sold in a one year period since the purchase thereof by the Company;

- redemption of shares re-purchased by the Company;

- purchase by the Company of a portion of its shares for the purposes of decreasing the total number thereof;

which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

12) the election and early termination of members of the Audit Commission of the Company which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

13) the approval of the auditor of the Company which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

14) the approval of annual reports and annual accounting of the Company, including profit and loss statements (profit and loss accounts) of the Company and the distribution of profit, including the payment (declaration) of dividends, and losses of the Company based on the results of the financial year which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

15) the procedures of the General Meeting of Shareholders which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

16) the splitting and consolidation of shares of the Company which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

17) the approval of interested party transactions in the events and in accordance with the procedure provided for in Article XI of the Federal Law "On Joint Stock Companies";

18) the approval of major transactions involving the direct or indirect purchase, disposal or potential disposal by the Company of assets the value of which exceeds 50% of the balance sheet value of the assets of the Company in accordance with the accounting statements of the Company as of the most recent reporting date, except transactions entered into in the process of normal business of the Company, transactions related to the subscription to or sales of common shares of the Company and transactions related to the offering of securities convertible into common shares of the Company which shall be made by a three fourths majority of all votes of holders of voting shares of the Company participating in the meeting;

19) the participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations which shall be

approved by a majority of all votes of holders of voting shares participating in the meeting;

20) the approval of internal documents governing the activities of bodies of the Company which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

21) the placement of bonds of the Company convertible into shares, and other securities convertible into shares, in the event such bonds (or othersecurities) are offered through closed subscription or through open subscription, provided that in the process of open subscription convertible bonds (or other securities) may be converted into common shares of the Company which represent more than 25% of outstanding common shares, which shall be approved by at least three fourths of all votes of holders of voting shares of the Company participating in the meeting;

22) the compensation at the expense of the Company of the expenses related to the preparation for and holding an extraordinary General Meeting of Shareholders of the Company in the event the Board of Directors has failed, in violation of the requirements of applicable laws of the Russian Federation, to adopt a resolution to convene an extraordinary meeting and such meeting is convened by other persons. Such resolutions shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

23) the release of any person which has purchased, either independently or collectively with his or its affiliates, 30% or more outstanding common shares of the Company, from the obligation to purchase shares from other shareholders of the Company, which shall be approved by a majority of all votes of holders of voting shares participating in the meeting except the votes attached to the shares owned by such person and his or its affiliates;

24) delegation of the authority of the individual executive body of the Company to a management company or a manager;

25) any other matters provided for in the Federal Law "On Joint Stock Companies" and this Charter.

12.3 The general meeting of shareholders may adopt resolutions on the matters referred to in Section 12.2.2, Section 12.2.8, Section 12.2.9, Section 12.2.10, Section 12.2.16 through Section 12.2.20 and Section 12.2.24 hereof only upon recommendation of the Board of Directors. Other persons having the authority to propose items on the agenda of an annual or extraordinary general meeting of shareholders pursuant to applicable laws of the Russian Federation may not request that the Board of Directors put such items on the agenda of a meeting.

The general meeting of shareholders may not consider and adopt resolutions on any matter which does not belong to its competence pursuant to the Federal Law "On Joint Stock Companies".

The general meeting may not adopt resolutions on any matters not included in the agenda of such meeting or amend such agenda.

12.4 A resolution on the amendments or supplements to this Charter which restrict the rights of holders of preferred shares of the Company shall be deemed adopted by the general meeting of shareholders provided that at least three fourths of all holders of common shares of the Company participating in such meeting and three fourths of all holders of preferred shares of the Company vote in favor of such resolution.

12.5 The Company shall hold a general meeting of shareholders on an annual basis.

An annual General Meeting of Shareholders shall be held not earlier than four months and not later than six months following the end of each financial year.

Each annual general meeting of shareholders shall consider the following matters:

- the election of the Board of Directors of the Company;

- the election of the Audit Commission of the Company;

- the approval of the auditor of the Company;

- the approval of the annual reports and the annual financial statements of the Company, including the profit and loss statements (profit and loss accounts) of the Company and the distributions of profit, including the payment (declaration) of dividends, and losses of the Company on the basis of the results of the financial year,

and may consider other matters which belong to the competence of the general meeting of shareholders.

12.6 Holder(s) in the aggregate of at least 2% of voting shares in the Company may put items on the agenda of the annual general meeting of shareholders and nominate members of the Board of Directors of the Company and the Audit Commission of the Company, provided that the number of such nominees does not exceed the number of members of the respective body established in this

Charter, and nominate the General Director of the Company. Such proposals shall be received by the Company not later than 45 days following the end of the financial year.

Proposals to put items on the agenda of the annual general meeting of shareholders and nominations to the management and control bodies of the Company shall contain the information provided for in Section 53.3 and Section 53.4 of the Federal Law "On Joint Stock Companies".

The proposals to put items on the agenda of the annual general meeting of shareholders and nominations of members of the management and control bodies of the Company received by the Company may be withdrawn by the shareholder(s) who have (has) initiated such proposals prior to the deadline provided for the receipt of such proposals by the Company.

12.7 Any general meeting of shareholders other than annual shall be an extraordinary meeting.

An extraordinary general meeting of shareholders may be held in accordance with a resolution of the Board of Directors of the Company adopted either on its own initiative or at the request of the Audit Commission or the Auditor of the Company or any holder or holders of at least 10% of voting shares in the Company as of the date of such request. An extraordinary general meeting of shareholders to be held at the request of the Audit Commission of the Company, the Auditor of the Company or any holder or holders of at least 10% of voting shares of the Company shall be convened by the Board of Directors of the Company.

12.8 An extraordinary general meeting of shareholders convened at the request of the Audit Commission of the Company, the Auditor of the Company or any holder or holders of at least 10% of voting shares of the Company shallbe held in the period of 40 days following the date of the request to call such extraordinary general meeting of shareholders of the Company.

In the event the Board of Directors of the Company appoints a temporary General Director of the Company, an extraordinary general meeting of sshareholders convened by the Board of Directors of the Company on its own initiative in order to consider the early termination of the General Director of the Company and the appointment of a new General Director of the Company shall be held in the period of 40 days following the date of the resolution of the Board of Directors of the Company to hold such meeting.

12.9 An extraordinary general meeting of shareholders to be held at the request of the Audit Commission of the Company, the Auditor of the Company or any

holder or holders of at least 10% of voting shares of the Company the agenda of which contains the election of members of the Board of Directors of the Company shall be held in the period of 70 days following the date of the resolution of the Board of Directors of the Company to hold such meeting.

In the event the number of members of the Board of Directors of the Company becomes less that the quorum required for a meeting of the Board of Directors of the Company, an extraordinary general meeting of shareholders convened in accordance with a resolution of the Board of Directors of the Company on its own initiative for the purposes of the election of the Board of Directors of the Company shall be held in the period of 70 days following the date of the resolution of the Board of Directors of the Company to hold such meeting.

12.10 In the process of preparation for an extraordinary General Meeting of Shareholders the agenda of which contains the election of the Board of Directors of the Company each holder(s) in the aggregate of at least 2% of voting shares in the Company may nominate members of the Board of Directors of the Company the number of which may not exceed the number of members of the Board of Directors established herein. Such nominations shall be received by the Company not later than 30 days prior to the date of such extraordinary general meeting of shareholders.

Each nomination of members of the Board of Directors shall contain the information provided for in Section 53.3 and Section 53.4 of the Federal Law "On Joint Stock Companies".

Nominations to the Board of Directors of the Company received by the Company may be withdrawn by the shareholder(s) who have (has) initiated such proposals prior to the deadline provided for the receipt of proposals by the Company.

12.11 In the process of preparation for each general meeting of shareholders the Board of Directors shall determine:

- the form of the general meeting of shareholders (either a meeting or absentee voting);

- the date, place and time of the general meeting of shareholders and the mail address to which completed ballots may be delivered, or the deadline for receipt of voting ballots and the mail address to which completed ballots shall be delivered in the event the general meeting of shareholders is held in the form of absentee voting,

- the date of the list of persons entitled to participate in the general

meeting of shareholders;

- the agenda of the general meeting of shareholders;

- the procedure in which shareholders shall be notified of the general meeting of shareholders;

- the list of information (materials) to be provided to shareholders in the process of preparation for the general meeting of shareholders and the method by which such information will be made available to shareholders;

- the form and wording of the voting ballots.

12.12 The list of persons entitled to participate in a general meeting of shareholders shall be made on the basis of the record of shareholders of the Company.

The date of the list of persons entitled to participate in a general meeting of shareholders shall be not earlier than the date of the resolution to hold such general meeting of shareholders and shall be not earlier than 50 and not later than 45 days prior to such meeting.

The date of the list of persons entitled to participate in an extraordinary general meeting of shareholders the agenda of which contains the elections to the Board of Directors of the Company shall be not earlier than the date of the resolution to hold such extraordinary general meeting of shareholders and shall be not earlier than 65 and not later than 45 days prior to such meeting.

12.13 The notice on each general meeting of shareholders shall be given at least 20 days, and a notice on each general meeting of shareholders the agenda of which contains the reorganization of the Company at least 30 days prior to such meeting.

In the event the proposed agenda of an extraordinary general meeting of shareholders includes the election of the Board of Directors of the Company, a notice on such extraordinary general meeting of shareholders shall be given at least 50 days prior to such meeting.

Each notice on a general meeting of shareholders shall be either delivered by registered mail or hand-delivered, receipt requested, to each person registered in the list of persons entitled to participate in such meeting of shareholders, or published in the *Rossiyskaya Gazeta*.

12.14 The following information (documents) shall be made available to persons entitled to participate in certain general meeting of shareholders in the manner and to the address (addresses) indicated in the notice on such general meeting of shareholders:

- annual financial statements, including the opinion of the auditor and the opinion of the Audit Commission based on the results ofaudit of such annual financial statements;

- information on nominee members of the Board of Directors of the Company, the Audit Commission of the Company and the nominee General Director of the Company;

- draft amendments and supplements to the Charter of the Company or the draft restated Charter of the Company;

- draft internal documents of the Company;

- other draft documents to be adopted in accordance with draft resolutions of the general meeting of shareholders;

- draft resolutions of the general meeting of shareholders;

- other information (materials) required to adopt resolutions on the items on the agenda of the general meeting of shareholders which has been included by the Board of Directors in the list of information (materials) to be made available to shareholders in the process of preparation for such general meeting of shareholders.

12.15 A general meeting of shareholders shall be valid (have a quorum) provided that holders in the aggregate of more than one half of total votes attached to the outstanding voting shares of the Company participate in such meeting.

The shareholders registered for the participation in a general meeting of shareholders and the shareholders whose ballots have been received at least two days prior to the date of the general meeting of shareholders shall be deemed participating in such general meeting of shareholders. The shareholders whose ballots have been received before the deadline established for the receipt of the ballots shall be deemed participating in a general meeting of shareholders held in the form of absentee voting.

12.16 In the event the agenda of a general meeting of shareholders contains items which shall be voted by different groups of voters, the quorum re-

quired to adopt resolutions shall be determined separately for each item. The absence of the quorum required to adopt the resolution on an item which shall be voted by certain group of voters shall not prevent another group of voters from adopting the resolution on another item for which there is quorum.

12.17 In the event an annual general meeting of shareholders has no quorum, such meeting shall be adjourned and the agenda of the adjourned meeting shall be the same. In the event an extraordinary general meeting of shareholders has no quorum, such meeting may be adjourned and the agenda of the adjourned meeting shall be the same.

An adjourned general meeting of shareholders shall be legally competent (have a quorum), provided that holders in the aggregate of at least 30% of votes attached to outstanding voting shares of the Company are present at such meeting.

A notice on an adjourned general meeting of shareholders shall be made and voting ballots shall be forwarded (delivered) at least 20 days prior to the date of such adjourned general meeting of shareholders.

In the event the agenda of an adjourned general meeting of shareholders includes the reorganization of the Company, a notice on such general meeting of shareholders shall be made at least 30 days prior to the date of such adjourned general meeting of shareholders.

In the event an adjourned general meeting of shareholders is held less than 40 days following the initial general meeting of shareholders, the persons entitled to participate in such general meeting of shareholders shall be determined in accordance with the list of persons who have been entitled to participate in such initial general meeting of shareholders.

12.18 Other matters related to the preparation for and holding annual and extraordinary general meetings of shareholders, including the procedures of the general meeting of shareholders, shall be determined by the Regulations of the Procedures of the General Meeting of Shareholders of the Company approved at the general meeting of shareholders.

ARTICLE 13
Board Of Directors Of The Company

13.1 The Board of Directors of the Company shall be the collective management body of the Company which shall perform general supervision of the activities of the Company.

13.2 The Board of Directors shall be elected annually at each annual general meeting of shareholders by cumulative voting and shall consist of 9 members.

13.3 The general meeting of shareholders may terminate the Board of Directors, provided, however, that such resolution may be adopted only with regard to all members of the Board of Directors simultaneously.

In the event of early termination of the Board of Directors, the newly elected Board of Directors shall act until the date of the nearest in time annual General Meeting of Shareholders.

13.4 The following matters shall belong to the competence of the Board of Directors of the Company:

1) to determine the priority activities of the Company, including to approve budgets, business plans, strategies and development programs of the Company;

2) to call annual and extraordinary general meetings of shareholders except as provided for in Section 55.8 of the Federal Law "On Joint Stock Companies";

3) to approve the agenda of each general meeting of shareholders;

4) to determine the date of the list of persons entitled to participate in each general meeting of shareholders, and to decide on other matters which belong to the competence of the Board of Directors of the Company pursuant to Article VII of the Federal Law "On Joint Stock Companies" and which are related to the preparation for and holding such general meeting of shareholders;

5) to give preliminary approval of the annual report of the Company;

6) to increase the charter capital of the Company by offering additional shares of the Company to the extent of the assets of the Company and to the extent of the number of declared shares in accordance with this Charter;

7) to increase the charter capital of the Company by open subscription to additional shares of the Company to the extent of the declared shares in the event such additional shares will represent 25% or less of outstanding common shares of the Company;

8) to offer bonds or other securities of the Company not convertible into shares of the Company in accordance with the terms of offering such bonds or securities;

9) to offer bonds convertible into shares or other securities of the Company convertible into shares of the Company, in the event such bonds (or other securities) are offered through open subscription and may be converted into common shares of the Company representing 25% or less of outstanding common shares of the Company;

10) to determine the price (monetary evaluation) of property and the offering and repurchase price of securities in the events provided for in the Federal Law "On Joint Stock Companies";

11) to approve resolutions to issue securities, prospectuses, reports on the results of issuance of securities of the Company and quarterly reports of the issuer of securities;

12) to recommend the amount of the remuneration and compensations payable to members of the Audit Commission of the Company and to establish the remuneration of the auditor;

13) to recommend the amount, form and time of payment of the dividend payable on shares;

14) to apply the reserve fund and other funds of the Company;

15) to approve internal documents of the Company governing matters which belong to the competence of the Board of Directors of the Company (other than the internal documents the approval of which belongs to the competence of the general meeting of shareholders and the executive bodies of the Company);

16) to approve transactions involving the purchase, disposal or potential disposal by the Company, directly or indirectly, of property the value of which represents 1% through 25% of the balance sheet value of the assets of the Company in accordance with the financial statements of the Company as of the most recent reporting date, except transactions entered into in the course of normal business of the Company;

17) to approve transactions involving the purchase, disposal or potential disposal by the Company, directly or indirectly, of property the value of which represents 25% through 50% of the balance sheet value of the assets of the Company in accordance with the financial statements of the Company as of the most recent reporting date, except transactions entered into in the course of normal business of the Company, transactions related to subscription to (disposal of) common shares of the Company, and transactions related to the offering of securities convertible into common shares of the Company;

18) to approve interested party transactions in the events provided for in Article XI of the Federal Law "On Joint Stock Companies";

19) to repurchase outstanding shares, bonds or other securities of the Company;

20) to adopt resolutions on the participation (joining as a participant, termination of participation or change in the interest) of the Company in other entities, including through purchase or sales of shares or interests in such other entities;

21) to adopt resolutions on items on the agenda of general meetings of subsidiaries (supreme management bodies of other entities) in which the Company is the sole participant;

22) to determine the procedures of cooperation with the entities in which the Company is a participant;

23) to approve the registrar of the Company and the terms of the agreement with the registrar, and to terminate the agreement with the registrar;

24) to elect (re-elect) the Chairman and the Deputy Chairman of the Board of Directors;

25) to appoint the Secretary of the Board of Directors and to determine the remuneration payable to the Secretary;

26) to determine the number of and to appoint and terminate members of the Management Board of the Company;

27) to establish and liquidate branches, to open and liquidate representative offices and to approve the Regulations thereof;

28) to approve the terms of contracts to be entered into with the General Director and members of the Management Board and to consider matters which shall be resolved by the Board of Directors in accordance with such contracts;

29) to extend the contract with the General Director of the Company to the extent of the period established herein;

30) to extend contracts with members of the Management Board;

31) to coordinate the structure of the Company;

32) to suspend the authority of the General Director or the authority of the management entity (the manager);

33) to appoint a temporary General Director;

34) other matters provided for in the Federal Law "On Joint Stock Companies" and this Charter.

13.5 The Board of Directors of the Company may not delegate its right to adopt resolutions on any issues coming within its authority to the collective or individual executive body of the Company.

13.6 Resolutions on the matters referred to in Section 13.4.6, Section 13.4.7 and Section 13.4.17 hereof shall be adopted unanimously by all members of the Board of Directors of the Company (vacancies excepted).

In the event the Board of Directors is unable to adopt a unanimous resolution on a matter referred to in Section 13.4.6, Section 13.4.7 or Section 13.4.17 hereof, the Board of Directors may adopt a resolution to submit such matter for the consideration of the general meeting of shareholders. A resolution on any such matter shall be adopted by a majority of votes of holders of voting shares of the Company participating in such meeting.

13.7 Resolutions on the matters referred to in Section 15.6, Section 15.7 and Section 15.8 hereof shall be adopted by three fourths of votes of all members of the Board of Directors of the Company (vacancies excepted).

13.8 Resolutions on any matters other than those referred to in Section 13.6 and Section 13.7 hereof which belong to the competence of the Board of Directors pursuant to the Federal Law "On Joint Stock Companies" and in accordance with this Charter shall be adopted by a majority of votes of the members of the Board of Directors participating in the meeting.

13.9 The procedures of convening and holding meetings of the Board of Directors and the amount and procedures of payment of remunerations and compensations to members of the Board of Directors shall be determined by the Regulations of the Board of Directors to be approved at the general meeting of shareholders.

13.10 Meetings of the Board of Directors shall be called by the Chairman of the Board of Directors on his own initiative or at the request of any member of the Board of Directors, the Audit Commission, the auditor of the Company, the individual or collective executive body of the Company or any share-

holder(s) which own in the aggregate at least 5% of voting shares of the Company.

13.11 The presence of more than half of all elected members of the Board of Directors shall constitute a quorum at any meeting of the Board of Directors.

13.12 Written opinions of those members of the Board of Directors of the Company who are absent from a meeting of the Board of Directors shall be taken into consideration in determining whether or not a quorum is present and the results of voting.

13.13 The Board of Directors of the Company may adopt resolutions by absentee voting.

13.14 Each member of the Board of Directors shall have one vote on any matter considered at a meeting of the Board of Directors. The vote of the Chairman of the Board of Directors shall be decisive in case the votes of members of the Board of Directors are evenly split.

13.15 The Chairman of the Board of Directors of the Company shall organize the work of the Board of Directors, convene and preside at meetings of the Board of Directors and cause the minutes to be taken at the meetings.

13.16 The Board of Directors may appoint a deputy Chairman of the Board of Directors. In the event the Chairman of the Board of Directors is absent, the functions of the Chairman (including the right to execute documents) shall be exercised by the deputy Chairman and in the event the latter is absent, by any member of the Board of Directors in accordance with a resolution of the Board of Directors which shall be adopted by a majority of all members participating in such meeting.

ARTICLE 14
Management Board of the Company

14.1 The Management Board shall be the collective executive body of the Company which shall ensure the implementation of resolutions of the General Meeting of Shareholders and the Board of Directors of the Company.

14.2 The number of members of the Management Board shall be determined and members of the Management Board shall be nominated by the Board of Directors of the Company upon recommendation of the General Director of the Company.

14.3 The Board of Directors may adopt a resolution on the early termination of members of the Management Board.

14.4 The following matters relating to the management of the day-to-day operations of the Company shall belong to the competence of the Management Board of the Company:

1) to develop technical, financial and economical and tariff policies of the Company;

2) to develop proposals with regard to the principal business of the Company, including draft budgets, business plans, strategies and development programs of the Company;

3) to organize control of the financial and business operations of the Company;

4) to develop the personnel and social policies of the Company;

5) to approve the terms of the collective agreement;

6) to prepare materials and draft resolutions on any matter to be considered at the general meeting of shareholders or by the Board of Directors, including to develop proposals on transactions the approval of which belongs to the competence of the general meeting of shareholders or the Board of Directors of the Company, proposals on the participation of the Company in other entities, etc.;

7) to provide organizational and technical support to the bodies of the Company;

8) to analyze the results of structural divisions of the Company, including separate divisions, and to develop binding instructions aimed at the improvement of the functioning of such divisions;

9) to approve the internal documents governing the matters which belong to the competence of the Management Board of the Company, except those matters which shall be approved by the general meeting of shareholders or the Board of Directors of the Company.

14.5 In addition, the Management Board of the Company may adopt resolutions on other matters related to the day-to-day management of the Company on the instructions on the Board of Directors or upon recommendation of the General Director of the Company.

14.6 The Management Board shall convene and hold its meetings and adopt resolutions in accordance with the Regulations of the Management Board of the Company to be approved at the general meeting of shareholders of the Company.

14.7 The rights, obligations, term of office, remuneration and liability of members of the Management Board shall be as determined in a contract to be entered in between each of them and the Company. The General Director shall sign such contracts on behalf of the Company.

ARTICLE 15
General Director of the Company

15.1 The General Director shall be the individual executive body who shall supervise the day-to-day activities of the Company and shall be appointed at a general meeting of shareholders for not more than a five year period.

15.2 The General Director shall adopt resolutions on all matters which do not belong to the competence of the general meeting of shareholders, the Board of Directors or the Management Board of the Company in accordance with this Charter.

15.3 The General Director shall act as the Chairman of the Management Board of the Company.

The General Director shall preside over the general meeting of shareholders, unless the Board of Directors of the Company resolves otherwise.

15.4 The rights, obligations, remuneration and liability of the General Director shall be as determined in a contract to be executed with the Company. The Chairman of the Board of Directors of the Company shall execute such contract on behalf of the Company.

15.5 The Board of Directors may at any time adopt a resolution on the termination of the General Director and on the appointment of a new General Director.

15.6 The Board of Directors may at any time adopt a resolution to suspend the General Director.

Simultaneously with such resolution, the Board of Directors shall adopt a resolution to appoint a temporary General Director of the Company and to convene an extraordinary general meeting of shareholders which shall adopt a resolution to terminate the General Director and to appoint a new General Director or to delegate the authority of the General Director of the Company to a management company or to a manager.

15.7 The Board of Directors may adopt a resolution to appoint a temporary General Director and to hold an extraordinary general meeting of shareholders which shall adopt a resolution to terminate the General Director and to appoint a new General Director or to delegate the authority of the General Director of the Company to a management company or to a manager in the event the General Director is unable to function.

15.8 The Board of Directors may adopt a resolution to appoint a temporary General Director and to hold an extraordinary general meeting of shareholders which shall adopt a resolution either to appoint a new General Director or to delegate the authority of the General Director of the Company to a management company or to a manager in the event the authority of the General Director has expired or has been terminated and a new General Director has not been appointed.

15.9 The temporary General Director of the Company shall supervise the day-to-day operations of the Company to the extent of the authority of the General Director of the Company.

ARTICLE 16
Audit Commission

16.1 The Audit Commission shall exercise control over financial and business activities of the Company. The procedures of the Audit Commission and the remuneration payable to members of the Audit Commission shall be established in the Regulations of the Audit Commission of the Company to be approved at the general meeting of shareholders of the Company

16.2 The Audit Commission shall be elected at an annual general meeting of shareholders for a period till the date of the nearest in time annual general meeting of shareholders and shall consist of three members.

16.3 The General Meeting of Shareholders may terminate total Audit Commission or any member thereof.

In the event the number of members of the Audit Commission becomes less than one half of all elected members of the Audit Commission, the Board of Directors shall convene an extraordinary general meeting of shareholders which shall elect a new Audit Commission. The remaining members of the Audit Commission shall function until the extraordinary meeting of shareholders elects a new Audit Commission.

In the event of early termination of the members of the Audit Commission the new Audit Commission shall have authority for a period until the nearest in time annual general meeting of shareholders.

16.4 The Audit Commission shall have the authority:

- to verify the accuracy of the information contained in reports and other financial statements of the Company;

- to reveal violations of accounting and reporting standards provided for in legal acts of the Russian Federation;

- to review the calculation and payment of taxes for compliance with principles of law;

- to reveal violations of the legal acts of the Russian Federation pursuant to which the Company carries out its financial and business operations;

- to evaluate the efficiency of financial and business operations of the Company.

16.5 The Audit Commission shall audit the financial and business operations of the Company on the basis of the results of operations of the Company in each year.

In addition, the Audit Commission may carry out an audit of the financial and business operations of the Company at any time on the initiative:

- of the Audit Commission of the Company;

- of the general meeting of shareholders;

- of the Board of Directors of the Company;

- at the request of shareholder(s) of the Company owning in the aggregate at least 10% of total shares of the Company voting on all matters which belong to the competence of the general meeting of shareholders as of the date of such request.

16.6 The officials of the Company shall provide documents relating to the financial and business operations of the Company at the request of the Audit Commission.

ARTICLE 17
Auditor

17.1 The Company shall annually employ a professional auditor not related to the Company or its participants by property interests who shall audit and confirm the accuracy of the annual financial statements of the Company.

17.2 The auditor shall carry out the audit of financial and business operations of the Company pursuant to the laws of the Russian Federation on the basis of the contract to be entered into with such auditor.

17.3 The auditor shall be approved by the general meeting of shareholders. The compensation payable to the auditor shall be established by the Board of Directors of the Company.

17.4 The auditor shall carry out an audit of the operations of the Company at any time at request of shareholders owning in the aggregate 10% or more shares of the Company voting on all matters which belong to the competence of the general meeting of shareholders as of the date of such request.

The shareholders who initiate an audit shall deliver to the Board of Directors a written request which shall contain the reasons for such request, the names of the shareholders; the number and category (type) of shares owned by such shareholders and the signature of the shareholder or proxy. Powers-of-attorney shall be attached to the each request signed by a proxy.

ARTICLE 18
Reorganization Of The Company

18.1 The Company may be reorganized on a voluntary basis in accordance with a resolution of the General Meeting of shareholders. The Company may be reorganized on other grounds pursuant to applicable laws of the Russian Federation.

18.2 The reorganization of the Company may be performed in the form of merger, acquisition, split, separation or transformation into another organizational and legal form pursuant to the Federal Law "On Joint Stock Companies".

ARTICLE 19
Liquidation Of The Company

19.1 The Company may be liquidated on a voluntary basis in accordance with a resolution of the general meeting of shareholders or by a court decision pursuant to applicable laws of the Russian Federation.

19.2 The Company shall adopt a resolution on the voluntary liquidation in the events provided for in applicable laws of the Russian Federation.

19.3 In the event the assets of the Company are not sufficient to settle accounts with all creditors upon voluntary liquidation of the Company, the Chairman of the Liquidation Commission of the Company appointed at a general meeting of shareholders shall apply to an arbitration court for summary bankruptcy procedure applicable to a debtor to be liquidated.

FILE NO. 82-4740

Draft

APPROVED
at the General Meeting of Shareholders
of JSC RostovTelecom
on June 18, 2002
Minutes No 8, dated June 18, 2002

Chairman of the General Meeting
Of Shareholders __________ V.V. Ukhov

REGULATIONS
OF THE BOARD OF DIRECTORS

of Open Joint Stock Company "Electrical Communication" of Rostov Region

(restated version)

Rostov-on-Don, 2002

1. GENERAL

1.1 These Regulations of the Board of Directors (these "Regulations") shall establish, pursuant to the Civil Code of the Russian Federation, the Federal Law "On Joint Stock Companies" and in accordance with the Charter of the Company, the procedures of convening and holding meetings of the Board of Directors, the amount of the remuneration and compensations payable to the members of the Board of Directors of the Company and the method of payment thereof.

1.2 The Board of Directors of the Company shall be the collective management body of the Company which shall perform general supervision of the activities of the Company except the matters which belong to the competence of the general meeting of shareholders of the Company pursuant to federal laws and in accordance with the Charter of the Company.

2. OBJECTIVES AND PRINCIPLES OF OPERATIONS OF THE BOARD OF DIRECTORS

2.1 The objectives of the Board of Directors shall be to ensure the maximum profit and to increase the assets of the Company, to protect the rights and legal interests of shareholders and to ensure that the public information on the Company is full, reliable and unbiased.

2.2 In implementing its objectives, the Board of Directors shall be governed by the following principles:

- to adopt resolutions on the basis of reliable information on the operations of the Company;

- to avoid restricting the right of shareholders to participate in the management of the Company, the right to receive dividends and information on the Company;

- to balance the interests of various groups of shareholders and to adopt most justified resolutions for the benefit of all shareholders of the Company.

3. RIGHTS AND OBLIGATIONS OF A MEMBER OF THE BOARD OF DIRECTORS AND THE EXERCISE THEREOF

3.1 Each member of the Board of Directors may:

3.1.1 request from the officials of the Company any information on the operations of the Company and documents provided for in Article

89 of the Federal Law "On Joint Stock Companies" in accordance with the procedure established herein;

3.1.2 receive remuneration and compensations related to the functions of a member of the Board of Directors of the Company in the events and in the amount provided for herein;

3.1.3 request that his specific opinion on the items on the agenda or the resolutions to be adopted be recorded in the minutes of the meeting of the Board of Directors.

3.2 Each member of the Board of Directors shall:

3.2.1 be loyal to the Company, i.e. to refrain from using his position with the Company for the benefit of any other person;

3.2.2 act to the extent of his rights in accordance with the objectives and principles of operations of the Board of Directors;

3.2.3 act reasonably and in good faith in connection with the business of the Company;

3.2.4 not disclose confidential information on the operations of the Company which becomes known to him;

3.2.5 initiate meetings of the Board of Directors for the purposes of considering urgent matters;

3.2.6 take part in adopting resolutions of the Board of Directors through voting on the items of the agenda of meetings of the Board of Directors;

3.2.7 adopt justified resolutions and for these purposes review all the relevant information (materials);

3.2.8 evaluate the risks and unfavorable consequences prior to adopting any resolution;

3.2.9 timely notify the Company of his status of an affiliated person and the change of such status;

3.2.10 notify the Board of Directors of proposed transactions with regard to which he may be deemed an interested party.

3.3 Each member of the Board of Directors shall act on a continuous basis and his actions shall not be limited to the participation in adopting resolutions of the Board of Directors.

3.4 The Company shall, at the request of a member of the Board of Directors expressed either orally or in writing, make the information and documents provided for in Section 3.1.1 hereof available to such member of the Board of Directors.

The requested information and documents shall be made available for review to such member of the Board of Directors within five days following such request.

The Company shall, at the request of any member of the Board of Directors, provide him with copies of required documents.

4. CHAIRMAN OF THE BOARD OF DIRECTORS

4.1 The Chairman of the Board of Directors shall be elected by and out of members of the Board of Directors at the first meeting by a majority of votes of the members of the Board of Directors taking part in such meeting.

4.2 The person acting as the individual executive body of the Company may not simultaneously be the Chairman of the Board of Directors.

4.3 The Board of Directors may at any time re-elect the Chairman of the Board of Directors.

4.4 Members of the Board of Directors may elect a deputy Chairman of the Board of Directors. In the event the Chairman of the Board of Directors is absent, the functions of the Chairman (including the right to execute documents) shall be exercised by the deputy Chairman and in the event the latter is absent, by any member of the Board of Directors in accordance with a resolution of the Board of Directors which shall be adopted by a majority of all members participating in such meeting.

4.5 The Chairman of the Board of Directors of the Company shall organize the work of the Board of Directors, convene and preside at meetings of the Board of Directors and cause minutes to be taken at the meetings.

4.6 The Chairman of the Board of Directors may not delegate his functions to any other person.

5. SECRETARY OF THE BOARD OF DIRECTORS

5.1 The Secretary of the Board of Directors shall be appointed by members of the Board of Directors at the first meeting by a majority of votes of the members of the Board of Directors taking part in such meeting.

5.2 The Board of Directors may at any time terminate the Secretary of the Board of Directors and appoint a new Secretary of the Board of Directors.

5.3 In the event the Secretary of the Board of Directors is absent, his functions shall be delegated to another person by a majority of votes of the members of the Board of Directors taking part in such meeting.

5.4 The Secretary of the Board of Directors may:

5.4.1 request from the officials of the Company any information and documents required for the preparation of materials with regard to items on the agenda of a meeting of the Board of Directors;

5.4.2 receive remuneration and compensations related to the functions of the Secretary of the Board of Directors of the Company payable in the amount and by method determined in a resolution of the Board of Directors.

5.5 The Secretary of the Board of Directors shall:

5.5.1 keep and draft minutes of meetings of the Board of Directors;

5.5.2 record and keep incoming documentation and copies of outgoing documentation of the Board of Directors;

5.5.3 notify members of the Board of Directors of meetings of the Board of Directors as provided for herein;

5.5.4 distribute among members of the Board of Directors materials required for the consideration of items on the agenda of meetings of the Board of Directors as provided for herein;

5.5.5 perform other functions as provided for herein.

6. MEETING OF THE BOARD OF DIRECTORS

6.1 The Board of Directors may hold its meetings either in the form of joint presence or absentee voting.

6.2 Meetings of the Board of Directors shall be held on a regular basis in accordance with the working plan approved at a meeting of the Board of Directors. Whenever appropriate, the Board of Directors shall consider matters not included in the working plan.

6.3 The Chairman of the Board of Directors may convene a meeting of the Board of Directors on his own initiative or at the request of any member of the Board of Directors, the Audit Commission, the Auditor of the Company, the individual or collective executive body of the Company or any holder or holders of at least 5% of voting shares in the Company.

6.4 Each request to convene a meeting of the Board of Directors shall contain the following information:

6.4.1 the name of the initiator of the meeting or the body or entity which requests such meeting;

6.4.2 in the event the request is made by a shareholder, the number and category (type) of shares held by such shareholder;

6.4.3 the form in which the meeting shall be held (joint presence or absentee voting);

6.4.4 the date of the meeting in the event the meeting is to be held in the form of joint presence or the deadline for acceptance of written opinions of members of the Board of Directors on the items on the agenda in the event the meeting is to be held in the form of absentee voting;

6.4.5 the agenda of the meeting;

6.4.6 the list of information (materials) to be provided to members of the Board of Directors prior to the meeting.

In addition, a request to convene a meeting of the Board of Directors may contain the following information:

6.4.7 the time and place of the meeting (in the event the meeting is to be held in the form of joint presence);

6.4.8 draft resolutions on the items on the agenda;

6.4.9 other information at the discretion of the initiator of such meeting.

6.5 A notice on the convention of the Board of Directors shall be delivered to each member of the Board of Directors with all required documents attached thereto not later than 14 days prior to such meeting.

In the event applicable laws require that certain meeting of the Board of Directors shall be held in shorter time limit, the period in which the notice with all required documents attached thereto shall be delivered to members of the Board of Directors shall be reduced.

Such period may also be reduced in the event certain matter shall be considered urgently, provided that no member of the Board of Directors disagrees.

The first (organizational) meeting of the Board of Directors (in the event the resolution with regard to the election of the Board of Directors and the results of voting thereon have been disclosed at the general meeting of shareholders during which the vote was taken) shall be held on the date of the general meeting of shareholders which has elected such Board of Directors without preliminary distribution of the notice.

In the event the agenda contains a matter with regard to the budget of the Company (approval, amendment to or the results of implementation thereof), the notice on such meeting of the Board of Directors with all materials required for the consideration of such matter shall be distributed among members of the Board of Directors not later than 20 days prior to such meeting which shall be held in the form of joint presence (the deadline established for acceptance of written opinions of members of the Board of Directors with regard to the items on the agenda).

Notices on each meeting shall be distributed among members of the Board of Directors in writing or by any other appropriate method (including by mail, telegraphic, teletype, telephone, electronic or other communications).

Each notice on a meeting shall contain the information referred to in Section 6.4.3 through Section 6.4.8 hereof and the address to which members of the Board of Directors may deliver their opinions in writing.

In the event any circumstances arise which make it impossible to hold or impede a meeting of the Board of Directors at the place and (or) in the time which has been notified to members of the Board of Directors, the Board of

Directors may hold a meeting with the initial agenda at any other place and (or) at any other time.

All members of the Board of Directors shall be notified of the change in the place and (or) time of the meeting of the Board of Directors in time normally required to arrive at the meeting. A notice of such changes shall be delivered to members of the Board of Directors in any form, provided that it ensures that each member of the Board of Directors receives such notice at his location or at his mail address.

6.6 For the Board of Directors to adopt a resolution, members of the Board of Directors shall express their opinions on the items on the agenda by voting.

6.7 In the event a member of the Board of Directors is unable to attend a meeting or a meeting is held in the form of absentee voting, such member of the Board of Directors shall express his opinion on the items on the agenda in writing.

The written opinion of a member of the Board of Directors shall be counted in the quorum and the results of voting, provided that it contains his voting.

The written opinion of a member the Board of Directors shall be submitted prior to the meeting of the Board of Directors or, in the event the meeting is held in the form of absentee voting, not later than the deadline established for the acceptance of written opinions of members of the Board of Directors.

6.8 The chairperson shall disclose the written opinion of a member of the Board of Directors who is absent from the meeting prior to the voting on the item on the agenda to which such opinion refers.

In the event a written opinion received by the Board of Directors contains a draft resolution which differs in a material respect from the initial draft proposed for voting, the Secretary of the Board of Directors shall disclose such opinion to all other members of the Board of Directors and shall cause them to express their opinion in the form of voting which shall be delivered in writing or by any other appropriate method (including by mail, telegraphic, teletype, telephone, electronic or other communications).

6.9 Each member of the Board of Directors shall have one vote on each matter considered at a meeting of the Board of Directors.

No member of the Board of Directors may delegate his vote to any

other person, including other members of the Board of Directors.

The vote of the Chairman of the Board of Directors shall be decisive in case the votes of members of the Board of Directors are evenly split.

6.10 The Secretary of the Board of Directors shall keep minutes of each meeting of the Board of Directors.

Minutes of a meeting of the Board of Directors shall be executed not later than 3 days following each meeting held in the form of joint presence (the deadline established for the acceptance of written opinions in the event of absentee voting).

The minutes of each meeting shall set forth:

- the place and date of such meeting held in the form of joint presence or, in the event of absentee voting, the place of execution of the minutes and the deadline established for the acceptance of written opinions of members of the Board of Directors;
- the persons present at the meeting (for a meeting held in the form of joint presence);
- the persons who have provided their written opinions on the items on the agenda;
- the agenda of the meeting;
- the items put to a vote and the results of voting;
- the adopted resolutions.

The minutes of each meeting of the Board of Directors shall be executed by the chairperson of such meeting.

Written opinions on the items on the agenda received from members of the Board of Directors which shall be counted in the quorum and the results of voting on the items on the agenda shall be attached to the minutes.

The Company shall keep all minutes of meetings of the Board of Directors at the location of the executive body of the Company in the way and during the time limit established by the federal securities market authority. In the event no time is specified, the Company shall keep minutes of meetings of the Board of Directors for an unlimited time period.

The Company shall make minutes of meetings of the Board of Directors available to shareholders, members of the Board of Directors, the Audit

Commission and the auditor of the Company.

6.11 In the event the Charter of the Company provides that a resolution shall be adopted by a three quarters majority or unanimously by all members of the Board of Directors (vacancies excepted), the vacancies shall mean the deceased, missing or legally incapable members of the Board of Directors.

7. REMUNERATION AND COMPENSATIONS PAYABLE TO MEMBERS OF THE BOARD OF DIRECTORS IN THEIR CAPACITY AS SUCH

7.1 Remuneration and compensations in connection with the functions of members of the Board of Directors shall be payable to each member of the Board of Directors during his term of office.

7.2 Amount and procedure of payment

Remuneration shall be payable on a quarterly basis and shall be equal to eight average monthly salaries at JSC RostovTelecom for each member of the Board of Directors and twelve average monthly salaries at JSC RostovTelecom for the Chairman of the Board of Directors; provided that total remunerations shall not exceed 0.5% of net profit retained by the Company.

8. APPROVAL OF AND AMENDMENTS TO THESE RESOLUTIONS

8.1 These Regulations shall be approved at a general meeting of shareholders by a majority of votes of holders of voting shares in the Company.

8.2 The general meeting of shareholders may amend or supplement these Regulations by a majority of votes of holders of voting shares in the Company.

8.3 In the event the laws of the Russian Federation or the Charter of the Company are amended so as to conflict with certain sections hereof, these Regulations shall apply save to the extent inconsistent with applicable laws and the Charter of the Company.

FILE NO. 82-4740

Draft

APPROVED
at the General Meeting of Shareholders
of JSC RostovTelecom
on June 18, 2002
Minutes No 8, dated June 18, 2002

REGULATIONS

Of The Procedures
Of The General Meeting Of Shareholders
Of Open Joint Stock Company
"Electrical Communication" Of Rostov Region
(The Rules)

(restated version)

Rostov-on-Don, 2002

10:33AM

1. GENERAL

1.1 These Regulations of the Procedures of the General Meeting of Shareholders (these "Regulations") shall establish, pursuant to the Civil Code of the Russian Federation, the Federal Law "On Joint Stock Companies" and in accordance with the Charter of the Company, the procedures of the general meeting of shareholders and other matters related to the preparation for and holding the annual and extraordinary meeting of shareholders.

1.2 The general meeting of shareholders shall be the supreme governing body of the Company.

1.3 The Company shall hold the annual general meeting of shareholders on an annual basis.

Each annual general meeting of shareholders shall consider the following matters:

- the election of the Board of Directors of the Company;

- the election of the Audit Commission of the Company;

- the approval of the auditor of the Company;

- the approval of the annual reports and the annual financial statements, including the profit and loss statements (profit and loss accounts) of the Company and the distributions of profit, including the payment (declaration) of dividends, and losses of the Company on the basis of the results of the financial year,

and may consider other matters which belong to the competence of the general meeting of shareholders.

1.4 Any general meeting of shareholders other than annual shall be an extraordinary meeting.

An extraordinary general meeting of shareholders may be held in accordance with a resolution of the Board of Directors of the Company adopted either on its own initiative or at the request of the Audit Commission or the Auditor of the Company or any holder or holders of at least 10% of voting shares in the Company as of the date of such request as provided for herein.

1.5 A general meeting of shareholders may be held in the form of:

- a meeting: joint presence of shareholders for the purposes of considering the items on the agenda and adopting resolutions on the items put to a vote;

- in the form of absentee vote (by poll).

In the event the agenda of a general meeting of shareholders contains the following items: election of the Board of Directors of the Company, election of the Audit Commission of the Company, approval of the auditor of the Company and approval of the annual reports, annual financial statements, including the profit and loss statements (profit and loss accounts) of the Company and the distribution of the profit, including the payment (declaration) of dividends, and losses of the Company on the basis of the results of the financial year, such general meeting of shareholders may not be held in the form of absentee vote.

2. TIME OF THE GENERAL MEETING OF SHAREHOLDERS

2.1 The annual general meeting of shareholders shall be held not earlier than four months and not later than six months following the end of the financial year of the Company.

2.2 An extraordinary general meeting of shareholders convened at the request of the Audit Commission of the Company, the Auditor of the Company or any holder or holders of at least 10% of voting shares of the Company shall be held in the period of 40 days following the date of the request to call such extraordinary general meeting of shareholders.

2.3 In the event the Board of Directors of the Company appoints a temporary General Director of the Company, an extraordinary general meeting of shareholders convened by the Board of Directors of the Company on its own initiative in order to consider the early termination of the General Director of the Company and the appointment of a new General Director of the Company shall be held in the period of 40 days following the date of the resolution of the Board of Directors of the Company to hold such meeting.

2.4 In the event the agenda of an extraordinary general meeting of shareholders convened at the request of the Audit Commission of the Company, the Auditor of the Company or any holder or holders of at least 10% of voting shares of the Company includes election of members of the Board of Directors of the Company, such meeting shall be held in the period of 70 days following the date of the resolution of the Board of Directors of the Company to hold such meeting.

2.5 In the event the number of members of the Board of Directors of the Company becomes less that the quorum required for a meeting of the Board of Directors of the Company, an extraordinary general meeting of shareholders convened in accordance with a resolution of the Board of Directors of the Company on its own initiative for the purposes of election of the Board of Directors of the Company shall be held in the period of 70 days following the date of the resolution of the Board of Directors of the Company to hold such meeting.

2.6 Except in the events referred to in Section 2.3 and Section 2.5 hereof, an extraordinary general meeting of shareholders convened in accordance with a resolution of the Board of Directors of the Company adopted on its own initiative for the purposes of considering any matter which belongs to the competence of the general meeting of shareholders, including:

- early termination of the General Director of the Company and the appointment of the General Director of the Company (in the event no resolution on the termination of the General Director of the Company and the appointment of a temporary General Director of the Company has been adopted);

- appointment of the General Director of the Company (in the event the term of office of the General Director of the Company has expired or the General Director of the Company has been terminated early and a new General Director has not been appointed for any reason);

- early termination of the Board of Directors of the Company and election of the Board of Directors of the Company (in the event the number of members of the Board of Directors of the Company is not less than the quorum required for a meeting of the Board of Directors of the Company);

- election of the Board of Directors of the Company (in the event the Board of Directors has not been elected for any reason)

shall be held in the time determined by the Board of Directors of the Company pursuant to applicable laws and subject to the Charter of the Company.

3. PREPARATION FOR A GENERAL MEETING OF SHAREHOLDERS

3.1 In the process of preparation for each general meeting of shareholders the Board of Directors shall determine:

- the form of the general meeting of shareholders;

- the date, place and time of the general meeting of shareholders and the mail address to which completed ballots may be delivered, or the

deadline for acceptance of voting ballots and the mail address to which completed ballots shall be delivered in the event the general meeting of shareholders is held in the form of absentee voting,

- the date of the list of persons entitled to participate in the general meeting of shareholders;

- the agenda of the general meeting of shareholders;

- the procedure in which shareholders shall be notified of the general meeting of shareholders;

- the list of information (materials) to be provided to shareholders in the process of preparation for the general meeting of shareholders and the method by which such information will be made available to shareholders;

- the form and wording of the voting ballots.

4. NOTICE OF A GENERAL MEETING OF SHAREHOLDERS

4.1 A notice on each general meeting of shareholders shall be given at least 20 days prior to such meeting, and at least 30 days prior to such meeting in the event the agenda of such meeting includes the reorganization of the Company.

In the event the proposed agenda of an extraordinary general meeting of shareholders includes the election of the Board of Directors of the Company, a notice on such extraordinary general meeting of shareholders shall be given at least 50 days prior to such meeting.

Each notice on a general meeting of shareholders shall be made in the form provided for in applicable laws of the Russian Federation and in the Charter of the Company in accordance with the procedure determined by the Board of Directors of the Company.

4.2 Each notice on a general meeting of shareholders shall contain the following information:

- full official name of the Company and the location of the Company;

- the form of the general meeting of shareholders (either a meeting or absentee voting);

- the date, place and time of the general meeting of shareholders and the mail address to which completed ballots may be delivered, or the deadline for acceptance of voting ballots and the mail address to which completed ballots shall be delivered in the event the general meeting of shareholders is held in the form of absentee voting;

- the time when the registration of persons (or proxies) participating in the general meeting of shareholders starts;

- the date of the list of persons entitled to participate in the general meeting of shareholders;

- the agenda of the general meeting of shareholders;

- the procedure in which proxies of persons entitled to participate in such general meeting of shareholders shall confirm their authority;

- how and at which address(es) shareholders may review the information (materials) which shall be made available in the process of preparation for such general meeting of shareholders.

4.3 In the event the agenda of a general meeting of shareholders contains items the voting on which may trigger the right of shareholders to request that the Company repurchase the shares owned by such shareholders, a notice on such meeting shall contain, in addition to the information referred to in Section 4.2 hereof, the following information:

- that each holder of voting shares of the Company has the right to request that the Company repurchase the shares owned by such shareholder in the event such shareholder has voted against certain resolution or has not voted on the respective item;

- the price of repurchase and the procedure in which the shares shall be repurchased.

4.4 In the event the agenda of an extraordinary general meeting of shareholders includes the election of the Board of Directors of the Company, a notice on such meeting shall contain, in addition to the information referred to in Section 4.2 hereof, the information on the procedure and time of nomination of members of the Board of Directors of the Company by holder(s) in the aggregate of at least 2% of voting shares of the Company.

4.5 In addition to the information referred to in Section 4.2 through Section 4.4 hereof, a notice on a general meeting of shareholders may

contain other information on the procedure of participation in a general meeting of shareholders.

5. QUORUM AT A GENERAL MEETING OF SHAREHOLDERS. ADJOURNED GENERAL MEETING OF SHAREHOLDERS

5.1 A general meeting of shareholders shall be valid (have a quorum) provided that holders in the aggregate of more than one half of total votes attached to outstanding voting shares of the Company participate in such meeting.

The shareholders registered for the participation in a general meeting of shareholders and the shareholders whose ballots have been received at least two days prior to the date of the general meeting of shareholders shall be deemed participating in such general meeting of shareholders. The shareholders whose ballots have been received before the deadline established for the acceptance of the ballots shall be deemed participating in a general meeting of shareholders held in the form of absentee voting.

5.2 In the event an annual general meeting of shareholders has no quorum, such meeting shall be adjourned with the same agenda. In the event an extraordinary general meeting of shareholders has no quorum, such meeting may be adjourned with the same agenda.

An adjourned general meeting of shareholders shall be legally competent (have a quorum), provided that holders in the aggregate of at least 30% of votes attached to outstanding voting shares of the Company are present at such meeting.

A notice on an adjourned general meeting of shareholders shall be made and voting ballots shall be forwarded (delivered) at least 20 days prior to the date of such adjourned general meeting of shareholders.

In the event the agenda of an adjourned general meeting of shareholders includes the reorganization of the Company, a notice on such general meeting of shareholders shall be made at least 30 days prior to the date of such adjourned general meeting of shareholders.

In the event an adjourned general meeting of shareholders is held less than 40 days following the initial general meeting of shareholders, the persons entitled to participate in such general meeting of shareholders shall be determined in accordance with the list of persons who have been entitled to participate in such initial general meeting of shareholders.

6. GROUPS OF VOTERS AT A GENERAL MEETING OF SHAREHOLDERS

6.1 In the event the agenda of a general meeting of shareholders contains items which shall be voted by different groups of voters, the quorum required to adopt resolutions shall be determined separately for each item. The absence of a quorum required to adopt a resolution on an item which shall be voted by certain group of voters shall not prevent another group of voters from adopting a resolution on another item for which there is quorum.

6.2 The participants qualified to vote on the following matters which belong to the competence of the general meeting of shareholders shall be determined separately for each of the following matters:

1) election and early termination of members of the Audit Commission;

2) approval of a resolution with regard to an interested party transaction;

3) release of any person which has purchased, either independently or collectively with his or its affiliates, 30% or more outstanding common shares of the Company, from the obligation to purchase shares from other shareholders of the Company;

4) reorganization of the Company;

5) liquidation of the Company, establishment of the liquidation commission and approval of the interim and final liquidation balance sheets;

6) amendments or supplements to the Charter of the Company which restrict the rights of holders of certain types of preferred shares of the Company, including the determination of or increase in the dividend and (or) determination of or increase in the liquidation value payable on preferred shares of the preceding priority, and priorities to be granted with regard to the dividend and (or) liquidation value of shares payable to holders of other types of preferred shares.

6.3 Holders of shares in the Company voting on all matters which belong to the competence of the general meeting of shareholders, except members of the Board of Directors of the Company or other officers of the Company shall have the right to vote on the matter referred to in Section 6.2.1 hereof.

6.4 Holders of shares in the Company voting on all matters which belong to the competence of the general meeting of shareholders not interested in the transaction shall have the right to vote on the matter referred to in Section 6.2.2 hereof.

6.5 Holders of shares in the Company voting on all matters which belong to the competence of the general meeting of shareholders, except persons which have purchased, either independently or collectively with their affiliates, 30% or more outstanding common shares of the Company shall have the right to vote on the matter referred to in Section 6.2.3 hereof.

6.6 Holders of common shares in the Company and holders of each type of preferred shares in the Company shall have the right to vote on the matter referred to in Section 6.2.4 and Section 6.2.5 hereof.

6.7 Holders of shares in the Company voting on all matters which belong to the competence of the general meeting of shareholders and holders of those preferred shares in the Company the rights of which are to be restricted shall have the right to vote on the matter referred to in Section 6.2.6 hereof.

6.8 A general meeting of shareholders shall be competent to adopt a resolution (have a quorum) with regard to the matter referred to in Section 6.2.1 hereof provided that the shareholders referred to in Section 6.3 hereof owning in the aggregate more than one half of all votes attached to the outstanding voting shares in the Company which belong to the shareholders referred to in Section 6.3 hereof participate in such meeting.

A general meeting of shareholders shall be competent to adopt a resolution (have a quorum) with regard to the matter referred to in Section 6.2.2 hereof provided that the shareholders referred to in Section 6.4 hereof owning in the aggregate more than one half of all votes attached to the outstanding voting shares in the Company which belong to the shareholders referred to in Section 6.4 hereof participate in such meeting.

A general meeting of shareholders shall be competent to adopt a resolution (have a quorum) with regard to the matter referred to in Section 6.2.3 hereof provided that the shareholders referred to in Section 6.5 hereof owning in the aggregate more than one half of all votes attached to the outstanding voting shares in the Company which belong to the shareholders referred to in Section 6.5 hereof participate in such meeting.

A general meeting of shareholders shall be competent to adopt a resolution (have a quorum) with regard to the matter referred to in Section 6.2.4 and Section 6.2.5 hereof provided that the shareholders referred to in Section 6.6

hereof owning in the aggregate more than one half of all votes attached to the outstanding voting shares in the Company which belong to the shareholders referred to in Section 6.6 hereof participate in such meeting.

A general meeting of shareholders shall be competent to adopt a resolution (have a quorum) with regard to the matter referred to in Section 6.2.6 hereof provided that the following shareholders participate:

- holders of shares in the Company voting on all matters which belong to the competence of the general meeting of shareholders owning in the aggregate more than one half of all votes attached to the outstanding voting shares in the Company voting on all matters which belong to the competence of the general meeting of shareholders;

- holders of each type of preferred shares in the Company the rights of which are to be restricted owning in the aggregate more than one half of all votes attached to each type of outstanding preferred shares in the Company the rights of which are to be restricted.

7. BODIES ESTABLISHED FOR THE PURPOSES OF A GENERAL MEETING OF SHAREHOLDERS

7.1 The Chairman of the Board of Directors shall preside at each general meeting of shareholders, unless the Board of Directors resolves otherwise. The Chairman of the general meeting of shareholders shall ensure that the general meeting of shareholders is held in compliance with these Regulations.

7.2 The Chairman of the general meeting of shareholders shall appoint the Secretary (the Secretariat) of the general meeting of shareholders who shall keep the minutes of the general meeting of shareholders.

7.3 The Chairman of the meeting may decide to establish the Presidium of the general meeting of shareholders which shall take part in the holding of the meeting.

7.4 The Registrar of the Company shall act as the Counting Commission.

The Registrar of the Company shall verify the authority and register persons participating in the general meeting of shareholders, determine the quorum of the general meeting of shareholders, clarify the matters arising in connection with the right to vote exercised by shareholders (proxies) at the general meeting, clarify the voting procedure with regard to the matters put to a vote, ensure the established voting procedure and the rights of shareholders to participate

in the voting, count votes and sum up the results of voting, draw the protocol on the results of voting and forward voting ballots to the archives.

8. PROCEDURES OF THE GENERAL MEETING OF SHAREHOLDERS AND VOTING ON THE ITEMS ON THE AGENDA OF A GENERAL MEETING OF SHAREHOLDERS HELD IN THE FORM OF JOINT PRESENCE OF SHAREHOLDERS FOR THE PURPOSES OF DISCUSSING THE ITEMS ON THE AGENDA AND ADOPTING RESOLUTIONS ON THE ITEMS PUT TO A VOTE

8.1 The persons (proxies) recorded in the list of persons entitled to participate in a general meeting, except those persons (proxies) whose ballots have been received not later than two days prior to the date of the meeting shall be registered as participants in such general meeting of shareholders.

Those persons (proxies) entitled to participate in a general meeting of shareholders whose ballots have been received not later than two days prior to the date of the general meeting of shareholders may be present at such general meeting of shareholders. Such persons shall not be registered and may not receive voting ballots.

8.2 The opening time of registration of the persons (proxies) who shall be registered in accordance with Section 8.1 hereof shall be determined by the Board of Directors of the Company when in approves the wording of the notice to shareholders on such general meeting of shareholders. The opening time of registration shall be determined taking into consideration the number of persons entitled to participate in such general meeting of shareholders and recorded in the applicable list. The registration shall be carried out by the Registrar of the Company at the place of the general meeting of shareholders or at any other address specified in the notice to shareholders on such general meeting of shareholders.

8.3 A general meeting of shareholders shall be declared open (shall be held), provided that at the time of opening there is quorum with regard to at least one of the items on the agenda of such general meeting of shareholders. After the general meeting of shareholders has opened, those persons (proxies) entitled to participate in such meeting who have not registered as participants in the general meeting of shareholders as of the opening thereof, may register at any time prior to the deadline established for voting on the items on the agenda determined in accordance with Section 8.11 hereof.

8.4 In the event as of the opening of the general meeting of shareholders there is no quorum on any of the items on the agenda, the Registrar shall notify the Chairman of the general meeting of shareholders. The Chairman

shall decide to adjourn the opening of the general meeting of shareholders, provided that the opening of the general meeting of shareholders may not be adjourned by more than 2 hours.

In the event the opening of a general meeting of shareholders is adjourned, the minutes of such general meeting of shareholders shall reflect the actual time of opening.

8.5 The general meeting of shareholders shall consider the items in accordance with the priority established in the approved agenda.

The Chairman of the meeting may change the priority of the items.

8.6 The discussion of items on the agenda of the general meeting of shareholders shall consist of information on the items on the agenda provided to the participants in such meeting and the clarifications (if necessary) on the items on the agenda and on the information given to such participants.

Items on the agenda shall be discussed in accordance with the procedure established in Section 8.7 through Section 8.9 hereof.

8.7 Information on the discussed item on the agenda shall be provided to the participants in the meeting in the form of a report (an announcement) by:

- a speaker appointed and announced by the Chairman of the meeting;

- any person (or proxy) taking part in such meeting who states that he intends to provide additional information on the items on the agenda. Such statement shall be delivered in writing to the Chairman on the general meeting of shareholders prior to the consideration of the respective item on the agenda. Such statement shall contain the name of such person, the wording of the item on the agenda on which the information is to be given, the time required for the speech and the number of votes held by such person with regard to the item of the agenda in question.

The time of each speech shall be determined by the Chairman of the meeting.

8.8 Each person (proxy) participating in the meeting may apply to the Chairman of the meeting or the provider(s) of information on certain item on the agenda for clarification on such item or information. Such application shall be delivered in writing to the Chairman of the general meeting of sharehold-

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ers prior to the consideration of the subsequent item on the agenda and shall set forth the name of the person participating in the meeting and the number of votes held by such person with regard to the item of the agenda in question.

8.9 Breaks in the general meeting of shareholders and the duration thereof shall be determined by the Chairman of the meeting.

No break in the general meeting of shareholders may be announced during the discussion of an item on the agenda.

8.10 The persons (proxies) registered as participants in a meeting of shareholders shall be able to vote on the items on the agenda at any time after the registration until the time provided for voting in accordance with Section 8.11 hereof expires.

8.11 After the final item on the agenda of the general meeting of shareholders has been discussed, the Chairman of the meeting shall provide in addition not more than 30 minutes to vote on the items on the agenda.

8.12 The general meeting of shareholders shall be deemed held (closed):

1) at the time when all the resolutions adopted during the meeting and the results of voting have been announced,

or

2) upon expiry of the time provided for the voting on the items on the agenda determined in accordance with Section 8.11 hereof, in the event the resolutions adopted at the meeting and the results of voting shall be notified to the persons recorded in the list of persons entitled to participate in such meeting by registered mail or delivered to each such person subject to written confirmation of receipt or published in a publication specified in the Charter of the Company and available to all shareholders of the Company.

9. VOTING BALLOT

9.1 Vote on the items on the agenda of the general meeting of shareholders shall be taken only by ballot.

Voting ballots shall be mailed or hand-delivered (confirmation of receipt requested) to each person recorded in the list or persons entitled to participate in the general meeting of shareholders at least 20 days prior to such general meeting of shareholders. Voting ballots shall be delivered by registered mail.

9.2 Each voting ballot shall set forth:

- full official name of the Company and the location of the Company;

- the form of the general meeting of shareholders (either a meeting or absentee voting);

- the date, place and time of the general meeting of shareholders and the mail address to which completed ballots may be delivered, or the deadline for acceptance of voting ballots and the mail address to which completed ballots shall be delivered in the event the general meeting of shareholders is held in the form of absentee voting;

- the wordings of resolutions on each item (or the name of each nominee) which shall be voted by such ballot;

- the options for voting on each item on the agenda expressed as "in favor", "against" or "abstained";

- the statement that members of the Board of Directors of the Company shall be elected by cumulative voting and the clarification of the procedure of cumulative voting;

- a remark that the shareholder shall sign each voting ballot.

In addition to the foregoing, a voting ballot may set forth:

- the wording of each item put to a vote and the priority of consideration thereof;

- the method by which the selected voting option shall be marked;

- the full name of the person entitled to participate in the general meeting of shareholders;

- the number of votes which may be used by each person entitled to participate in the general meeting of shareholders with regard to each item on the agenda;

- other information specified by the Board of Directors of the Company.

9.3 A vote cast on any item shall count only provided that the voter has left only one voting option in his ballot. Ballots completed in violation of the above requirement shall be deemed invalid and votes cast on the items included in such ballots shall not count.

In the event a ballot contains several items put to a vote, failure to comply with the above requirement with regard to one or more items shall not invalidate such ballot as a whole.

9.4 In the event the quorum is determined separately for each item on the agenda of a general meeting of shareholders, the votes represented by the ballots received from those persons who do not qualify to vote on certain item on the agenda may not be counted in the quorum and the results of voting on such item.

In the event such persons qualify to vote on any other item on the agenda of the general meeting of shareholders, the votes represented by the ballots received from such persons cast on such other items on the agenda shall be counted in the quorum and the results of voting on such item.

9.5 The voters qualified to vote on the items on the agenda of the general meeting of shareholders shall be determined as of the date of the list of persons entitled to participate in such general meeting of shareholders.

10. RESULTS OF THE GENERAL MEETING OF SHAREHOLDERS

10.1 The Registrar of the Company shall make and execute a protocol on the results of the voting. The protocol on the results of the voting shall be made not later than 15 days following the closing of the general meeting of shareholders or the deadline established for acceptance of ballots in the event the general meeting of shareholders is held in the form of absentee voting.

10.2 After the protocol on the results of voting has been made and the minutes of the general meeting of shareholders have been signed, the Registrar of the Company shall seal the voting ballots and forward them to the archives of the Company.

10.3 The protocol on the results of voting shall be attached to the minutes of the general meeting of shareholders.

10.4 All resolutions adopted at the general meeting of shareholders and the results of the voting shall be announced at the general meeting of shareholders at which the vote was taken or shall be distributed, in the form of a report on the results of voting, among all persons recorded in the list of persons

entitled to participate in such general meeting of shareholders by registered mail, or hand delivered to each such person (written confirmation of the receipt requested), or published in a publication specified in the Charter of the Company and available to all shareholders of the Company not later than 10 days following the date of the protocol on the results of voting.

10.5 Minutes of each general meeting of shareholders shall be made at least in two copies not later than 15 days following the closing of such general meeting of shareholders. Both copies shall be signed by the chairperson of the general meeting of shareholders and the Secretary (head of the Secretariat) of the general meeting of shareholders.

10.6 Minutes of each general meeting of shareholders shall set forth:

- the place and time of such general meeting of shareholders;
- total number of votes held by holders of voting shares in the Company;
- the number of votes held by the shareholders participating in such meeting;
- the Chairman (Presidium) and the Secretary (Secretariat) of the meeting and the agenda of the meeting.

Minutes of each general meeting of shareholders of the Company shall set forth the main principles of each speech, the items put to a vote and the results of voting on such items, and the resolutions adopted at the meeting.

11. EXPENSES RELATED TO THE PREPARATION FOR AND HOLDING THE GENERAL MEETING OF SHAREHOLDERS

11.1 The Management Board of the Company shall make and approve the list of expenses related to the preparation for and holding each annual general meeting of shareholders or extraordinary general meeting of shareholders convened by a resolution of the Board of Directors of the Company on its own initiative, in accordance with the requirement of the Audit Commission of the Company, the auditor of the Company or the holder(s) of at least 10% of all voting shares of the Company as of the date of such request.

11.2 In the event the Board of Directors of the Company fails to adopt the resolution to convene such extraordinary general meeting of shareholders during the established period or adopts a resolution to refuse to convene such

meeting and such extraordinary meeting is convened by the body or person requesting such meeting, and the general meeting of shareholders adopts a resolution to compensate the expenses related to the preparation for and holding such extraordinary meeting of shareholders at the expense of the Company, only justified expenses incurred by bodies or persons authorized to convene and hold such extraordinary general meeting of shareholders shall be reimbursed.

12. APPROVAL OF AND AMENDMENTS TO THESE RESOLUTIONS

12.1 These Regulations shall be approved at a general meeting of shareholders by a majority of votes of holders of voting shares in the Company.

12.2 The general meeting of shareholders may amend or supplement these Regulations by a majority of votes of holders of voting shares in the Company.

12.3 In the event the laws of the Russian Federation or the Charter of the Company are amended so as to conflict with certain sections hereof, these Regulations shall apply save to the extent inconsistent with applicable laws and the Charter of the Company.

FILE NO. 82-4740

Draft

APPROVED
at the General Meeting of Shareholders
of JSC RostovTelecom
on June 18, 2002
Minutes No 8, dated June 18, 2002

Chairman of the General Meeting
Of Shareholders __________ V.V. Ukhov

REGULATIONS
OF THE MANAGEMENT BOARD

of Open Joint Stock Company "Electrical Communication" of Rostov Region

(restated version)

Rostov-on-Don, 2002

1. GENERAL

1.1 These Regulations of the Management Board (these "Regulations") shall establish, pursuant to the Civil Code of the Russian Federation, the Federal Law "On Joint Stock Companies" and in accordance with the Charter of the Company, the procedures of convening and holding meetings of the Management Board and the procedures governing the adoption of resolutions.

1.2 The Management Board shall be the collective management body of the Company which shall manage the day-to-day operations of the Company.

2. OBJECTIVES AND PRINCIPLES OF OPERATIONS OF THE MANAGEMENT BOARD

2.1 The objectives of the Management Board shall be to ensure the efficient operations of the Company.

2.2 In implementing its objectives, the Management Board shall be governed by the following principles:

- to adopt promptly most justified resolutions for the benefit of the Company and the shareholders of the Company;

- to implement resolutions of the general meeting of shareholders and the Board of Directors of the Company in good faith and in a timely and efficient manner.

3. CHAIRMAN OF THE MANAGEMENT BOARD

3.1 The person acting as the individual executive body of the Company shall act as the Chairman of the Management Board.

3.2 The Chairman of the Management Board of the Company shall organize and preside at meetings of the Management Board, execute all documents on behalf of the Company and minutes of meetings of the Management Board and shall act on behalf of the Company without a power-of-attorney in accordance with resolutions of the Management Board adopted within the competence of the Management Board.

3.3 In the event the Chairman of the Management Board is absent and the Management Board has to urgently adopt a resolution on certain matter, the person acting as the General Director shall organize and preside at such meeting of the Management Board and execute the minutes of such meeting.

4. SECRETARY OF THE MANAGEMENT BOARD

4.1 The Secretary of the Management Board shall be appointed by members of the Management Board at the first meeting by a majority of votes of members of the Management Board taking part in such meeting.

4.2 The Management Board may at any time terminate the Secretary of the Management Board and appoint a new Secretary of the Management Board.

4.3 In the event the Secretary of the Management Board is absent, his functions shall be delegated to another person by a majority of votes of members of the Management Board taking part in such meeting.

4.4 The Secretary of the Management Board may:

4.4.1 request from the officials of the Company any information and documents required for the preparation of materials with regard to the items on the agenda of a meeting of the Management Board;

4.4.2 receive remuneration and compensations related to the functions of the Secretary of the Management Board of the Company the as determined in a resolution of the Management Board.

4.5 The Secretary of the Management Board shall:

4.5.1 keep and draft minutes of meetings of the Management Board;

4.5.2 record and keep incoming documentation and copies of outgoing documentation of the Management Board;

4.5.3 notify members of the Management Board of meetings of the Management Board as provided for herein;

4.5.4 distribute among members of the Management Board materials required for the consideration of items on the agenda of meetings of the Management Board as provided for herein;

4.5.5 perform other functions provided for herein.

5. MEETING OF THE MANAGEMENT BOARD

5.1 The Management Board may hold its meetings only in the form of joint presence.

5.2 Meetings of the Management Board shall be held on a regular basis in accordance with the working plan approved at a meeting of the Management Board. Whenever appropriate, the Management Board shall consider matters not included in the working plan.

5.3 The Chairman of the Management Board may convene a meeting of the Management Board on his own initiative or at the request of any member of the Management Board.

5.4 The Secretary of the Management Board shall notify members of the Management Board, in a free form, of each meeting of the Management Board, including the time and place and the agenda of such meeting, at least 3 days prior to such meeting.

Such period may be reduced in the event certain matter shall be considered urgently.

All required materials relating to the items on the agenda shall be delivered to members of the Management Board simultaneously with the notice.

5.5 The quorum required at a meeting of the Management Board of the Company shall be at least one half of all appointed members of the Management Board.

In the event the number of members of the Management Board becomes less than the number required for such quorum, the Board of Directors of the Company shall adopt a resolution to determine the number and to appoint members of the Management Board of the Company.

5.6 For the Management Board to adopt a resolution, members of the Management Board present at a meeting shall express their opinions on the items on the agenda by voting.

5.7 Each resolution of the Management Board shall be adopted by a majority of votes of all members of the Management Board of the Company present at the meeting.

5.8 Each member of the Management Board shall have one vote on each matter considered at a meeting of the Management Board.

No member of the Management Board may delegate his vote to any other person, including other members of the Management Board.

The vote of the Chairman of the Management Board shall be decisive in case the votes of members of the Management Board are evenly split.

5.9 The Secretary of the Management Board shall keep minutes of each meeting of the Management Board.

Minutes of a meeting of the Management Board shall be executed not later than 3 days following each meeting.

The minutes of each meeting shall set forth:

- the place and time of such meeting;
- persons present at the meeting;
- the agenda of the meeting;
- the items put to a vote and the results of voting;
- the adopted resolutions.

Minutes of each meeting of the Management Board shall be executed by the chairperson of such meeting and the Secretary of the Management Board.

The Company shall keep minutes of meetings of the Management Board at the location of the executive body of the Company in the way and during the time limit established by the federal securities market authority. In the event no time is specified, the Company shall keep minutes of meetings of the Management Board for an unlimited time period.

The Company shall make minutes of meetings of the Management Board available to members of the Board of Directors, the Audit Commission, the auditor of the Company and holders in the aggregate of at least 25% of voting shares in the Company.

6. REMUNERATION AND COMPENSATIONS PAYABLE TO MEMBERS OF THE MANAGEMENT BOARD IN THEIR CAPACITY AS SUCH

6.1 Remuneration and compensations in connection with the functions of members of the Management Board shall be payable to each member of the Management Board during his term of office.

6.2 Remuneration to members of the Management Board of the Company shall be payable on a quarterly basis and shall be calculated as percentage of the net profit retained by the Company in proportion to their salaries and in accordance with their individual contracts. The remuneration payable to the

Chairman of the Management Board shall be equal to ten average monthly payments at the JSC RostovTelecom.

Special remuneration for certain work may be payable on the basis of a special resolution of the Board of Directors.

7. APPROVAL OF AND AMENDMENTS TO THESE RESOLUTIONS

7.1 These Regulations shall be approved at a general meeting of shareholders by a majority of votes of holders of voting shares in the Company.

7.2 The general meeting of shareholders may amend or supplement these Regulations by a majority of votes of holders of voting shares in the Company.

7.3 In the event the laws of the Russian Federation or the Charter of the Company are amended so as to conflict with certain sections hereof, these Regulations shall apply save to the extent inconsistent with applicable laws and the Charter of the Company.

FILE NO. 82-4740

DRAFT RESOLUTIONS
Of the General Meeting of Shareholders

<table>
<tr><th>Item</th><th colspan="4">Draft Resolution</th></tr>
<tr><td>On Item 1 on the agenda:
Approval of the annual report, the annual financial statements, including the profit and loss statement (the profit and loss account) of the Company and the distribution of profit and losses on the basis of the results in the year for which the report is made (2001)</td><td colspan="4">To approve the annual report, the annual financial statements, including the profit and loss statement (the profit and loss account) of the Company and the distribution of profit and losses on the basis of the results in the year for which the report is made (2001).</td></tr>
<tr><td>On Item 2 on the agenda:
Determination of the amount, form and time of payment of the annual dividends for 2001 payable on each category of shares</td><td colspan="4">To pay dividends for 2001 as follows:
- (a) dividend equal to RUR 0.29059 per each common share payable in cash before December 31, 2002;
- (b) dividend equal to RUR 0.87178 per each preferred share payable in cash before August 17, 2002</td></tr>
<tr><td rowspan="9">On Item 3 on the agenda:
Election of the Board of Directors of the Company</td><td colspan="4">To elect the Board of Directors of the Company consisting of the following members:</td></tr>
<tr><td>No.</td><td>Full name of the nominee</td><td>Employment and position</td><td>Votes</td></tr>
<tr><td>1.</td><td>Vadim Ye. Belov</td><td>OAO Svyazinvest, Deputy General Director</td><td></td></tr>
<tr><td>2.</td><td>Alla B. Grigorieva</td><td>OAO Svyazinvest, Deputy Director and Head of the Corporate Management Department</td><td></td></tr>
<tr><td>3.</td><td>Vladimir L. Gorbachev</td><td>OAO The Southern Telecommunications Company, General Director</td><td></td></tr>
<tr><td>4.</td><td>Gennady S. Yegorochkin</td><td>JSC RostovTelecom, First Deputy General Director</td><td></td></tr>
<tr><td>5.</td><td>Yelena V. Zabuzova</td><td>OAO Svyazinvest, Deputy Director and Head of the Economic and Tariff Policies Department</td><td></td></tr>
<tr><td>6.</td><td>Lyudmila A. Kormilitsyna</td><td>Telecommunications Department, Deputy Director</td><td></td></tr>
<tr><td>7.</td><td>Stanislav N. Panchenko</td><td>OAO Svyazinvest, Deputy General Director</td><td></td></tr>
</table>

	8.	Vladimir N. Romashkin	JSC RostovTelecom, Deputy Head of the Rostov Telecommunications Technical Center	
	9.	Anna M. Sadokhina	OAO The Southern Telecommunications Company, First Deputy General Director	
	10.	Valery V. Ukhov	JSC RostovTelecom, General Director	
On Item 4 on the agenda: Election of the Audit Commission of the Company	o elect the Audit Commission of the Company consisting of the following members: . Sergey I. Alekhin, OAO Svyazinvest, Chief Specialist of the Internal Audit and Economic Analysis Department . Larisa V. Tareyeva, OAO Svyazinvest, Leading Specialist of the Corporate Funding and Direct Investments Department . Lyudmila I. Turchina, JSC RostovTelecom, Head of the Internal Audit Department			
On Item 5 on the agenda: Approval of the restated Charter of the Company	To approve the restated Charter of the Company			
On Item 6 on the agenda: Approval of the restated Regulations of the Board of Directors of the Company	To approve the restated Regulations of the Board of Directors of the Company			
On Item 7 on the agenda: Approval of the restated Regulations of the Procedures of the General Meeting of Shareholders (the Rules) of the Company	To approve the restated Regulations of the Procedures of the General Meeting of Shareholders (the ules) of the Company			
On Item 8 on the agenda: Approval of the restated Regulations of the Management Board of the Company	To approve the restated Regulations of the Management Board of the Company			
On Item 9 on the agenda: Approval of the auditor of the Company for 2002	To approve ZAO UNIKON/MS Consulting Group as the Auditor of the Company for 2002			